AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 2000.


                                                      REGISTRATION NO. 333-38414
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                            ------------------------

                          BENCHMARK ELECTRONICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                TEXAS                                 74-2211011
   (STATE OR OTHER JURISDICTION OF                 (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                IDENTIFICATION NO.)
                                                      CARY T. FU
                                               EXECUTIVE VICE PRESIDENT
                                             BENCHMARK ELECTRONICS, INC.
                                                3000 TECHNOLOGY DRIVE
        3000 TECHNOLOGY DRIVE                   ANGLETON, TEXAS 77515
        ANGLETON, TEXAS 77515                       (979) 849-6550
           (979) 849-6550                        FAX: (979) 848-5269
  (ADDRESS, INCLUDING ZIP CODE, AND         (ADDRESS, INCLUDING ZIP CODE,
     TELEPHONE NUMBER, INCLUDING           AND TELEPHONE NUMBER, INCLUDING
AREA CODE, OF REGISTRANT'S PRINCIPAL      AREA CODE, OF REGISTRANT'S AGENT
         EXECUTIVE OFFICES)                    FOR SERVICE OF PROCESS)

                            ------------------------

                                   COPIES TO:

         GARY W. ORLOFF                              WILLIAM J. WHELAN, III
  BRACEWELL & PATTERSON, L.L.P.                     CRAVATH, SWAINE & MOORE
   SOUTH TOWER PENNZOIL PLACE                           WORLDWIDE PLAZA
711 LOUISIANA STREET, SUITE 2900                       825 EIGHTH AVENUE
    HOUSTON, TEXAS 77002-2781                     NEW YORK, NEW YORK 10019-7475
        (713) 221-1306                                  (212) 474-1000
     FAX: (713) 221-2166                              FAX (212) 474-3700

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                     SUBJECT TO COMPLETION, DATED JULY 28, 2000

                                2,750,000 Shares

                                [BENCHMARK LOGO]

                                  Common Stock
                             -----------------------

     Our common stock is listed on The New York Stock Exchange and trades under the symbol "BHE." The last reported sale price of our common stock on The New York Stock Exchange on July 27, 2000, was $40.8125 per share.


     The underwriters have an option to purchase a maximum of 412,500 additional shares of common stock to cover over-allotments of shares.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 8.

                                                         UNDERWRITING
                                                          DISCOUNTS
                                           PRICE TO          AND         PROCEEDS TO
                                            PUBLIC       COMMISSIONS      BENCHMARK
                                         ------------    ------------    ------------
Per Share............................    $               $               $
Total................................    $               $               $

     Delivery of the shares of common stock will be made on or about     , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON

                                   CHASE H&Q

                                                              ROBERTSON STEPHENS

                   The date of this prospectus is          , 2000.

                               ------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SUMMARY................................................................       5
RISK FACTORS...........................................................       8
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS...................      14
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY........................      15
USE OF PROCEEDS........................................................      15
CAPITALIZATION.........................................................      16
SELECTED FINANCIAL INFORMATION.........................................      17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS........................................................      18

                                                                            PAGE
                                                                            ----
BUSINESS...............................................................      28
DESCRIPTION OF CAPITAL STOCK...........................................      33
U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS..............................      34
UNDERWRITING...........................................................      38
NOTICE TO CANADIAN RESIDENTS...........................................      41
LEGAL MATTERS..........................................................      42
EXPERTS................................................................      42
WHERE YOU CAN FIND MORE INFORMATION....................................      42
INDEX TO FINANCIAL STATEMENTS..........................................     F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                    SUMMARY

     THIS SUMMARY HIGHLIGHTS INFORMATION APPEARING IN OTHER SECTIONS OF THIS PROSPECTUS. IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT. THIS PROSPECTUS INCLUDES OR INCORPORATES BY REFERENCE INFORMATION ABOUT THIS OFFERING, OUR BUSINESS AND OUR FINANCIAL AND OPERATING DATA. BEFORE MAKING AN INVESTMENT DECISION, WE ENCOURAGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE 'RISK FACTORS' SECTION AND THE FINANCIAL STATEMENTS AND THE FOOTNOTES TO THOSE STATEMENTS, WHICH ARE INCLUDED OR INCORPORATED IN THIS PROSPECTUS BY REFERENCE. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  OUR COMPANY

     We are in the business of manufacturing electronics and provide our services to original equipment manufacturers of telecommunication equipment, computers and related products for business enterprises, video/audio/entertainment products, industrial control equipment, testing and instrumentation products, personal computers and medical devices. The services that we provide are commonly referred to as electronics manufacturing services. We offer our customers comprehensive and integrated design and manufacturing services, from initial product design to volume production and direct order fulfillment. We provide specialized engineering services including product design, printed circuit board layout, prototyping and test development. We believe that we have developed strengths in the manufacturing process for large, complex, high-density printed circuit boards as well as the ability to manufacture high and low volume products in lower cost regions such as Latin America, Eastern Europe and Southeast Asia. As our customers expand internationally, they increasingly require their electronics manufacturing services partners to have strategic regional locations and global procurement capabilities. We believe that our global manufacturing presence of 14 facilities in eight countries increases our ability to be responsive to our customers' needs by providing accelerated time-to-market and time-to-volume production of high quality products. These capabilities should enable us to build stronger strategic relationships with our customers and to become a more integral part of their operations.

     Our customers include industry leaders such as EMC Corporation, Lucent Technologies Inc. and Sun Microsystems, Inc. In 1999, approximately 39% of our sales came from manufacturers of telecommunications equipment and 30% from manufacturers of computers and related products for business enterprises. Our customers rely on us to manufacture technologically complex products such as wireless telecommunications equipment, high-capacity computer storage devices, and computer servers for critical business applications. We have established long-term relationships with several of our largest customers by exceeding customer expectations and providing flexibility to respond to their needs.

     Substantially all of our manufacturing services are provided on a turnkey basis, whereby we purchase customer-specified components from our suppliers, assemble the components on finished printed circuit boards, perform post-production testing and provide our customers with production process and testing documentation. We offer our customers flexible, 'just-in-time' delivery programs allowing product shipments to be closely coordinated with our customers' inventory requirements. Additionally, we complete the assembly of our customers' products at our facilities by integrating printed circuit board assemblies into other elements of our customers' products. We also provide manufacturing services on a consignment basis, whereby we utilize components supplied by the customer to provide assembly and post-production testing services. We currently operate, on approximately 1.5 million square feet, a total of 49 surface mount production lines at our domestic facilities in Alabama, Minnesota, New Hampshire, Oregon, Tennessee and Texas; and 32 surface mount production lines at our international facilities in Brazil, Hungary, Ireland, Mexico, Scotland, Singapore and Sweden. Surface mount production lines are assembly lines where electrical components are soldered directly onto printed circuit boards.

     Since the beginning of 1996, we have completed four acquisitions that have broadened our service offerings, diversified our customer base with leading original equipment manufacturers and expanded our geographic presence. Our August 1999 acquisition of AVEX Electronics, Inc. and Kilbride Holdings B.V. provided us with a global presence and enabled us to increase our scale of operations and expand our customer base significantly. We have also acquired EMD Technologies, Inc., Lockheed Commercial Electronics Company and certain assets from Stratus Computer Ireland, which improved our engineering capabilities, increased our manufacturing capacity and expanded our international presence.

     Our goal is to be the electronics manufacturing services outsourcing provider of choice for leading original equipment manufacturers in the high-growth segments of the electronics industry. To achieve this goal, we have implemented the following strategies:

     o  maintain and develop close, long-term relationships with customers;

     o  focus on high-end products in high-growth sectors;

     o  deliver complete manufacturing solutions;

     o  leverage advanced technological capabilities;

     o  continue our global expansion; and

     o  selectively pursue strategic acquisitions.

     On July 12, 2000, we signed an agreement to dispose of our Swedish operations, which we acquired in connection with the AVEX acquisition. In 1999 and the three months ended March 31, 2000, the Swedish operations accounted for approximately $4.4 million and $3.0 million, respectively, of our income before income taxes.

                              RECENT DEVELOPMENTS

     On July 24, 2000 we announced net income of $3.6 million on revenues of $407.0 million for the quarter ended June 30, 2000 as compared to net income of $1.98 million on revenues of $349.0 million for the quarter ended March 31, 2000. Our diluted earnings per share were $.21 for the quarter ended June 30, 2000 as compared to $.12 for the quarter ended March 31, 2000, and as compared to net income of $5.6 million on revenues of $162.6 million and diluted earnings per share of $.41 for the quarter ended June 30, 1999.

     Our principal executive offices are located at 3000 Technology Drive, Angleton, Texas 77515, and our telephone number is (979) 849-6550.

                                  THE OFFERING

Common stock offered.................    2,750,000 shares
Common stock to be outstanding after
  this offering......................    19,059,426 shares(*)
Use of Proceeds......................    Temporary repayment of indebtedness under our
                                         bank credit facility and general corporate
                                         purposes, including working capital and possible
                                         acquisitions.
New York Stock Exchange symbol.......    BHE

------------

(*) Does not include (1) 2,743,145 shares subject to stock options, of which options to purchase 896,775 shares are presently exercisable or (2) 1,995,025 shares reserved for issuance upon conversion of our outstanding convertible subordinated notes.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The summary pro forma financial data are derived from the Unaudited Pro Forma Condensed Combined Financial Statements that are incorporated by reference in this prospectus. The pro forma statement of income data presented below give effect to the acquisition of AVEX and the disposition of the Swedish operations as if they had occurred on January 1, 1999. The pro forma balance sheet data at March 31, 2000 gives effect to the disposition of our Swedish operations as if it had occurred on that date. The pro forma as adjusted balance sheet data at March 31, 2000 gives further effect to consummation of the offering, assuming a price per share of $39 5/8 (the last reported sale price on July 12, 2000), and the application of the net proceeds therefrom. See 'Use of Proceeds.' The pro forma financial data do not purport to represent what our results of operations actually would have been had the acquisition, in fact, occurred at the beginning of the period indicated, nor are they intended to project our results of operations or financial position for any future date or period. The summary financial information should be read in conjunction with our financial statements and the related notes thereto included or incorporated by reference in this prospectus.

                                                                          PRO FORMA
                                                                 ----------------------------
                                             THREE MONTHS        THREE MONTHS
                                                ENDED               ENDED         YEAR ENDED                YEAR ENDED
                                              MARCH 31,           MARCH 31,      DECEMBER 31,              DECEMBER 31,
                                         --------------------    ------------    ------------    --------------------------------
                                           2000        1999          2000            1999          1999        1998        1997
                                         --------    --------    ------------    ------------    --------    --------    --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF INCOME DATA:
Sales................................    $349,155    $146,546      $326,026       $1,491,356     $877,839    $524,065    $325,229
Cost of sales........................     325,509     131,856       305,856        1,421,055      810,309     472,354     285,630
                                         --------    --------      --------       ----------     --------    --------    --------
    Gross profit.....................      23,646      14,690        20,170           70,301       67,530      51,711      39,599
Selling, general and administrative
  expenses...........................      12,681       4,950        12,137           57,683       32,477      17,680      12,817
Amortization of goodwill.............       3,220         910         3,220           12,472        6,430       3,311       1,670
                                         --------    --------      --------       ----------     --------    --------    --------
    Income from operations...........       7,745       8,830         4,813              146       28,623      30,720      25,112
Interest expense.....................      (5,563)     (1,125)       (5,295)         (22,995)      (9,696)     (4,394)     (2,472)
Interest income......................          44         138            44              305          605         479       1,163
Other income.........................         784          78           718              833          744          85         149
                                         --------    --------      --------       ----------     --------    --------    --------
    Income (loss) before income taxes
      and extraordinary item.........       3,010       7,921           280          (21,711)      20,276      26,890      23,952
Income tax expense (benefit).........       1,033       2,884            91           (7,297)       7,005      10,518       8,862
                                         --------    --------      --------       ----------     --------    --------    --------
    Income (loss) before
      extraordinary item.............       1,977       5,037           189          (14,414)      13,271      16,372      15,090
Extraordinary item...................           _           _             _            1,297        1,297           _           _
                                         --------    --------      --------       ----------     --------    --------    --------
    Net income (loss)................    $  1,977    $  5,037      $    189       $  (15,711)    $ 11,974    $ 16,372    $ 15,090
                                         ========    ========      ========       ==========     ========    ========    ========
Earnings (loss) per common share:
    Basic............................    $   0.12    $   0.43      $   0.01       $    (1.02)    $   0.85    $   1.41    $   1.31
                                         ========    ========      ========       ==========     ========    ========    ========
    Diluted..........................    $   0.12    $   0.40      $   0.01       $    (1.02)    $   0.80    $   1.35    $   1.26
                                         ========    ========      ========       ==========     ========    ========    ========
Weighted average number of shares
  outstanding:
    Basic............................      16,248      11,655        16,248           15,387       14,081      11,594      11,508
                                         ========    ========      ========       ==========     ========    ========    ========
    Diluted..........................      17,173      12,703        17,173           15,387       15,010      12,098      12,004
                                         ========    ========      ========       ==========     ========    ========    ========

                                                  AS OF MARCH 31, 2000
                                         ---------------------------------------
                                                                      PRO FORMA
                                          ACTUAL     PRO FORMA       AS ADJUSTED
                                         --------    ---------       -----------
BALANCE SHEET DATA:
Working capital......................    $233,283    $220,734         $241,888
Total assets.........................     811,832     798,009          819,163
Total debt...........................     270,922     257,099          175,822
Shareholders' equity.................     284,531     284,531          386,962

                                  RISK FACTORS

     BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED AND THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS. AS A RESULT, YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

OUR RESULTS OF OPERATIONS HAVE BEEN ADVERSELY AFFECTED AS A RESULT OF THE AVEX ACQUISITION, AND OUR PROFITABILITY MAY CONTINUE TO BE ADVERSELY AFFECTED BY AVEX'S OPERATIONS.

     During 1997 and 1998, the two fiscal years prior to our acquisition of AVEX, AVEX incurred a net loss of $15.8 million and $84.2 million, respectively. On a pro forma basis for 1999, primarily due to losses incurred at AVEX, we would have had a loss before extraordinary item of $12.0 million had we owned AVEX for all of 1999. During the first quarter of 2000, our results of operations continued to be adversely affected as a result of the AVEX acquisition. Prior to our acquisition of AVEX, AVEX took a number of actions intended to reduce its fixed and other costs and reverse its history of unprofitable operations. Since we acquired AVEX in August of 1999, we have implemented organizational changes, initiated overhead reduction efforts and streamlined its corporate structure. We cannot, however, assure you that these actions will be sufficient to make AVEX's operations profitable, and we may continue to be adversely affected by these operations. The acquisition resulted in goodwill of approximately $131.1 million, which is being amortized on a straight line basis over 15 years. Accordingly, the amortization of goodwill and any possible future impairment of goodwill, which are noncash charges, will also negatively impact our net income.

SHORTAGES OR PRICE INCREASES OF COMPONENTS SPECIFIED BY OUR CUSTOMERS WOULD DELAY SHIPMENTS AND ADVERSELY AFFECT OUR PROFITABILITY.


     Substantially all of our sales are derived from electronics manufacturing services in which we purchase components specified by our customers. In the past, supply shortages have substantially curtailed production of all assemblies using a particular component. For example, the September 1999 Taiwan earthquake affected our supply of product components that originated in that country. In addition, there have been industry-wide shortages of some of the electronic components that we use, particularly of tantalum and ceramic capacitors and memory devices. In recent months, component shortages have become more prevalent in our industry and, as a result, suppliers of such components are occasionally delivering components to customers such as us on a delayed basis. We expect this trend to continue from time to time in the future. When there are shortages or if the components we receive are defective, we may be forced to delay shipments, which could have an adverse effect on our sales and our profit margins. Also, we typically bear the risk of component price increases our suppliers may institute, as there may be some lag time before we can implement a price increase to our customers for the affected board assembly. Accordingly, component price increases could adversely affect our gross profit margins.


WE ARE DEPENDENT ON A SMALL NUMBER OF CUSTOMERS AND THE LOSS OF A MAJOR CUSTOMER WOULD ADVERSELY AFFECT US.

     A substantial percentage of our sales has been made to a relatively small number of customers, and the loss of a major customer would adversely affect us. In 1999, our three largest customers together represented 39.2% of our sales, and our largest customer accounted for approximately 17.5% of our sales. We expect to continue to depend on sales to our largest customers and any material delay, cancellation or reduction of orders from these or other significant customers would have a material adverse effect on our results of operations. In particular, during the last half of 1999 a major customer of AVEX discontinued sourcing personal computers assembled by AVEX. See "-- We are involved in legal proceedings related to class action lawsuits and the AVEX acquisition, an unfavorable decision in any of these proceedings could have a material adverse effect on us." for disclosure regarding litigation between us and J.M. Huber Corporation on the alleged non-disclosure of this development. Similarly, one of AVEX's largest customers in 1999 experienced a change in ownership that altered its manufacturing needs which resulted in lower sales to that customer in the last half of 1999. Sales to these two customers during the first six months of 1999 were approximately $128 million and $58 million, respectively.

LONG-TERM CONTRACTS ARE UNUSUAL IN OUR BUSINESS, AND CANCELLATIONS, REDUCTIONS OR DELAYS IN CUSTOMER ORDERS WOULD ADVERSELY AFFECT OUR PROFITABILITY.

     We do not typically obtain firm long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to develop forecasts for future orders, which are not binding. Customers may cancel their orders, change production quantities from forecast volumes or delay production for a number of reasons beyond our control. Unexpected engineering difficulties in the development of our customers' products may cause us to experience delays and cancellations that may adversely affect our profitability. Cancellations, reductions or delays by a significant customer or by a group of customers would have an adverse effect on us. As many of our costs and operating expenses are relatively fixed, a reduction in customer demand can disproportionately affect our gross margins and operating income. Our customers' products have life cycles of varying duration. In the ordinary course of business, production starts, increases, declines and stops in accordance with a product's life cycle. Should we fail to replace product programs reaching the end of their life cycles with new programs, or if there is a substantial time difference between the loss of a product and the generation of sales from replacement production, our sales could be adversely affected.

WE SUBSTANTIALLY INCREASED OUR INDEBTEDNESS IN CONNECTION WITH THE AVEX ACQUISITION, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND FLEXIBILITY.

     In connection with the AVEX acquisition, we incurred $226.2 million of indebtedness. This is composed of $80.2 million from the sale of convertible subordinated notes and $146.0 million of bank indebtedness. These notes and the bank debt have significantly increased our debt. As of March 31, 2000, our ratio of our total outstanding indebtedness to our total capitalization was 49% as compared to 11% on June 30, 1999, the fiscal quarter ended immediately prior to the incurrence of this indebtedness. For the year ended December 31, 1999, our ratio of earnings to fixed charges was 2.74, whereas after giving pro forma effect to the AVEX acquisition, the proposed disposition of our Swedish operations and the incurrence of debt in connection with the AVEX acquisition as if they had occurred on January 1, 1999, our earnings would have been insufficient to cover our fixed charges by $21.7 million for the same period. As of June 30, 2000, our total outstanding indebtedness was $292.7 million. We recently amended our bank facility to increase the availability under the revolving facility by $50.0 million. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

     o make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements or other purposes;

     o limit our flexibility in planning for, or reacting to changes in, our business; and

     o  make us more vulnerable in the event of a downturn in our business.

We cannot assure you that we will be able to meet our debt service obligations.

A DETERIORATION IN THE CONDITION OF THE CAPITAL MARKETS OR A SUBSTANTIAL RISE IN INTEREST RATES COULD IMPAIR OUR ABILITY TO FINANCE OUR OPERATIONS.

     We anticipate that our working capital requirements will increase in order to support anticipated increases in business capacity. To the extent that our operations significantly expand, we may be required to obtain additional debt or equity financing. We may need to raise additional funds to finance our rapid expansion, including establishing new locations or financing additional acquisitions.

     We have financed our operations, capital expenditures and acquisitions primarily through the issuance of debt and equity securities, secured bank borrowings and internally generated cash flows. In order for us to achieve our planned growth or to obtain large volume customer orders, we expect that we will need to raise additional financing during the next 12-24 months. If the condition of the capital markets materially deteriorates, we might not be able to finance our growth and operations on terms we consider acceptable. In addition, a substantial rise in interest rates would decrease our net cash flows available for reinvestment.

A DOWNTURN IN THE INDUSTRIES WE SERVE WOULD LIKELY NEGATIVELY IMPACT OUR SALES.

     We are dependent on the continued growth, viability and financial stability of our customers. Our customers operate in the following industries:

     o  telecommunication equipment;

     o  computers and related products for business enterprises;

     o  video/audio/entertainment products;

     o  industrial control equipment;

     o  testing and instrumentation products;

     o  personal computers; and

     o  medical devices.

     Our business depends on the electronics industry, which is subject to rapid technological change, short product life-cycles and pricing and margin pressure. In addition, the electronics industry has historically been cyclical and subject to significant downturns characterized by diminished product demand, rapid declines in average selling prices and production over-capacity. When these factors adversely affect our customers, we may suffer similar effects. Our customers' markets are also subject to economic cycles and are likely to experience recessionary periods in the future. The economic conditions affecting the electronics industry or any of our major customers may adversely affect our operating results.

WE FACE COMPETITION FROM OTHER PROVIDERS OF ELECTRONICS MANUFACTURING SERVICES AND THE MANUFACTURING OPERATIONS OF OUR CURRENT AND FUTURE CUSTOMERS.

     We compete against many providers of electronics manufacturing services. Certain of our competitors have substantially greater resources and more geographically diversified international operations than we do. We also face competition from the manufacturing operations of our current and future customers. To compete effectively, we must continue to provide technologically advanced manufacturing services, maintain strict quality standards, respond flexibly and rapidly to customers' design and schedule changes and deliver products globally on a reliable basis at competitive prices. Our inability to do so could have an adverse effect on us.

IF WE FAIL TO MAINTAIN OUR TECHNOLOGICAL AND MANUFACTURING PROCESS EXPERTISE, WE MAY EXPERIENCE CUSTOMER LOSSES.

     The market for our manufacturing services is characterized by rapidly changing technology and continuing process development. We are continually evaluating the advantages and feasibility of new manufacturing processes. We believe that our future success will depend upon our ability to develop and provide manufacturing services which meet our customers' changing needs. This objective requires us to maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. We cannot assure you that our process development efforts will be successful.

OUR INTERNATIONAL OPERATIONS MAY BE SUBJECT TO CERTAIN RISKS THAT COULD ADVERSELY IMPACT OUR OPERATING RESULTS.

     We currently operate outside the United States in Brazil, Hungary, Ireland, Mexico, Scotland, Singapore and Sweden. After giving effect to the AVEX acquisition, we would have derived 46% of our pro forma combined sales in fiscal year 1999 from our international operations. In the first quarter of 2000, 22.8% of our sales were from our international operations. Although we have not experienced any material impacts from the following risks of international operations, the nature of our business makes us susceptible to:

     o  difficulties in staffing and managing foreign operations;

     o  political and economic instability;

     o longer customer payment cycles and difficulty collecting accounts receivable;

     o  export duties, import controls and trade barriers (including quotas);

     o  governmental restrictions on the transfer of funds;

     o burdens of complying with a wide variety of foreign laws and labor practices, and unexpected changes in those laws and practices;

     o fluctuations in currency exchange rates, which could affect component costs, local payroll, utility and other expenses; and

     o inability to utilize net operating losses incurred by our foreign operations to reduce our U.S. income taxes.

We cannot assure you that our international operations will contribute positively to our business, financial condition or results of operations.

OUR SUCCESS WILL CONTINUE TO DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL.

     Our continued success depends, in part, on our ability to identify, attract, motivate and retain qualified managerial, technical and sales personnel. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to identify, attract, motivate and retain qualified engineers with the requisite education, backgrounds and industry experience. The loss of services of a significant number of our managerial, technical or sales personnel could be disruptive to our development efforts and business relationships and could adversely affect our financial condition and results of operations.

     In particular, we depend significantly on our key executives, including, but not limited to, Donald E. Nigbor, Steven A. Barton, Cary T. Fu and Gayla J. Delly. The unexpected loss of the services of any one of these executive officers would have an adverse effect on us. We do not have employment agreements or non-competition agreements with these executive officers, and we do not maintain key-man insurance on our executive officers.

WE ARE INVOLVED IN LEGAL PROCEEDINGS RELATED TO CLASS ACTION LAWSUITS AND THE AVEX ACQUISITION. AN UNFAVORABLE DECISION IN ANY OF THESE PROCEEDINGS COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     On October 18, 1999, we announced that our earnings announcement for the third quarter of 1999 would be delayed and subsequently, on October 22, 1999, we announced that our earnings for that quarter were below the level of the same period during 1998 and below the expectations of securities analysts. On October 22, 1999, our closing share price declined 48.3%. As a result, several class action lawsuits were filed in federal district court in Houston against us and two of our officers and directors alleging that we and the other defendants violated federal securities laws, by allegedly concealing problems with defective components and delayed component deliveries during the third quarter of 1999 until the press release was issued on October 22, 1999, and seeking to recover unspecified damages. Discovery has not yet commenced in these cases, and we cannot predict the timing or the outcome of these suits. An unfavorable decision could have an adverse effect on us.

     We have filed suit in Texas against J. M. Huber Corporation for breach of contract, fraud and negligent misrepresentation, seeking damages in connection with the purchase contract related to our acquisition of AVEX. The claims for fraud and negligent misrepresentation involve allegations that Huber failed to disclose to us the deterioration in AVEX's relationship with several major customers and misrepresented the financial condition of AVEX. Huber subsequently filed suit against us alleging that we failed to register the shares of our common stock issued to it as partial consideration for the acquisition of AVEX. We have since effected the registration of those shares of common stock. Discovery has not yet commenced in this case, and we cannot predict the timing or the outcome of this suit.

THE INTEGRATION OF ACQUIRED OPERATIONS MAY POSE DIFFICULTIES FOR US.

     We have made four significant acquisitions since 1996, and we may acquire the stock or assets of other companies in the future. The integration of acquired operations requires substantial management, financial and other resources and involves a number of risks and challenges, including:

     o  potential loss of key employees or customers of the acquired companies;

     o  diversion of management's attention;

     o  increased expenses and working capital requirements; and

     o increased exposure to technology and other risks, including the integration of different information systems.

     During the integration process, other parts of our business could be disrupted and the financial performance of our business could be adversely affected. Our success is also dependent upon our ability to integrate our past and future acquisitions into one enterprise with a common operating plan. We must also monitor the performance of our acquired companies. These acquired companies must change some of their past operating systems such as accounting, employment, purchasing and marketing. We may not be successful in our efforts to integrate acquired companies or monitor their performance. If we are unable to do so, or if we experience delays or unusual expenses in doing so, it could have an adverse effect on us.

     Additional expansions or acquisitions would require investment of financial resources and may require debt or equity financing which could increase our level of debt or dilute our shareholders' interest in our company. We cannot offer you any assurance that we will consummate any acquisitions in the future, or that any debt or equity financing required for future acquisitions will be available on terms acceptable to us.

ENVIRONMENTAL LAWS MAY EXPOSE US TO FINANCIAL LIABILITY AND RESTRICTIONS ON OPERATIONS.

     We are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to environmental, waste management, and health and safety concerns, including the handling, storage, discharge and disposal of hazardous materials used in or derived from our manufacturing processes. If we or companies we acquire have failed or fail in the future to comply with such laws and regulations, then we could incur liabilities and fines and our operations could be suspended. Such laws and regulations could also restrict our ability to modify or expand our facilities, could require us to acquire costly equipment, or could impose other significant expenditures. In addition, our operations may give rise to claims of property contamination or human exposure to hazardous chemicals or conditions.

PROVISIONS IN OUR CHARTER DOCUMENTS AND STATE LAW MAY MAKE IT HARDER FOR OTHERS TO OBTAIN CONTROL OF BENCHMARK EVEN THOUGH SOME SHAREHOLDERS MIGHT CONSIDER SUCH A DEVELOPMENT TO BE FAVORABLE.

     Our shareholder rights plan, provisions of our amended and restated articles of incorporation and the Texas Business Corporation Act may delay, inhibit or prevent someone from gaining control of

Benchmark through a tender offer, business combination, proxy contest or some other method. These provisions include:

     o  a "poison pill" shareholder rights plan;

     o a statutory restriction on the ability of shareholders to take action by less than unanimous written consent; and

     o a statutory restriction on business combinations with some types of interested shareholders.

OUR CUSTOMER REQUIREMENTS AND OPERATING RESULTS VARY SIGNIFICANTLY FROM QUARTER TO QUARTER, WHICH COULD NEGATIVELY IMPACT THE PRICE OF OUR COMMON STOCK.

     Our quarterly results may vary significantly depending on various factors, many of which are beyond our control. These factors include:


     o  the volume of customer orders relative to our capacity;

     o  customer introduction and market acceptance of new products;

     o  changes in demand for our customers' products;

     o  the timing of our expenditures in anticipation of future orders;

     o  our effectiveness in managing manufacturing processes;

     o  changes in cost and availability of labor and components;

     o  changes in our product mix;

     o  changes in economic conditions; and

     o local factors and events that may affect our production volume, such as local holidays.


     We make significant decisions, including the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduces our ability to estimate accurately future customer requirements. On occasion, customers may require rapid increases in production, which can stress our resources and force us to incur expenses that reduce margins. Although we have increased our manufacturing capacity and plan further increases, we may not have sufficient capacity at any given time to meet sudden increases in our customers' demands. In addition, because many of our costs and operating expenses are relatively fixed, a sudden reduction in customer demand in any fiscal period that we cannot replace on a timely basis with substitute orders can adversely affect our gross margins and operating income for the affected period. Also, if our results of operations are below the expectations of securities analysts or investors in one or more future quarters, the price of our common stock could decline significantly.

OUR STOCK PRICE IS VOLATILE.

     Our common stock has experienced significant price volatility, and such volatility may continue in the future. The price of our common stock could fluctuate widely in response to a range of factors, including variations in our reported financial results and changing conditions in the economy in general or in our industry in particular. In addition, stock markets generally experience significant price and volume volatility from time to time which may affect the market price of our common stock for reasons unrelated to our performance.

                           CAUTIONARY NOTE REGARDING
                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as "anticipate," "believe," "intend," "plan," "projection," "forecast," "strategy," "position," "continue," "estimate," "expect," "may," "will," or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, express or implied, concerning future operating results or the ability to generate sales, income or cash flow are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results of our operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

     o  incurrence of operating losses at AVEX;

     o  availability and cost of customer specified components;

     o  loss of one or more of our major customers;

     o  absence of long-term sales contracts with our customers;

     o  our substantial indebtedness;

     o a decline in the condition of the capital markets or a substantial rise in interest rates;

     o  our dependence on the industries we serve;

     o  competition from other providers of electronics manufacturing services;

     o  inability to maintain technical and manufacturing process expertise;

     o  risks associated with international operations;

     o  our dependence on certain key executives;

     o resolution of the pending legal proceedings discussed in this prospectus;

     o  integration of the operations of acquired companies;

     o  effects of domestic and foreign environmental laws;

     o  fluctuations in our quarterly results of operation; and

     o  volatility of the price of our common stock.

     You should not put undue reliance on any forward-looking statements.

     See the "Risk Factors" section of this prospectus for a more detailed description of these and other factors that may affect the forward-looking statements. When considering forward-looking statements, one should keep in mind these risk factors. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is listed and trades on The New York Stock Exchange under the symbol "BHE." The following table sets forth the high and low sale prices for the common stock as reported by The New York Stock Exchange for the periods indicated.

                                         HIGH         LOW
                                         ----         ---
1998
     First quarter...................   $ 28 1/4     $ 21 1/8
     Second quarter..................     24 15/16     18 3/8
     Third quarter...................     25 1/2       17 5/8
     Fourth quarter..................     37 1/2       17 7/8
1999
     First quarter...................     38 7/8       26 7/8
     Second quarter..................     35 15/16     27 1/8
     Third quarter...................     43 13/15     31 5/16
     Fourth quarter..................     37 7/8       12

2000
     First quarter...................     39 5/16      17 13/16
     Second quarter..................     42 1/2       31 5/8
     Third quarter (through July 27,
       2000).........................     52 1/8       36 9/16

     On July 27, 2000, the last reported sale price of our common stock on The New York Stock Exchange was $40.8125 per share.


     We have not paid any cash dividends on the common stock in the past and anticipate that, for the foreseeable future, we will retain any earnings available for dividends for use in our business. Our bank credit facility currently limits the amount of dividends that may be declared on our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                USE OF PROCEEDS

     The net proceeds from our sale of shares of common stock in this offering, assuming a price per share of $39 5/8 (the last reported sale price of our common stock on the New York Stock Exchange on July 12, 2000), will be approximately $102.4 million after deducting underwriting discounts and commissions and our estimated offering expenses of $6.5 million ($117.8 million if the over-allotment option is exercised in full). Such proceeds will be used, together with an estimated $13.8 million of net cash proceeds from the disposition of our Swedish operations, to temporarily repay $95.1 million of indebtedness under our revolving credit facility and for working capital and other general corporate purposes, including possible acquisitions. The actual net proceeds we receive from the disposition of the Swedish operations will depend on actual inventory levels on the date of the closing of the disposition. The revolving credit facility debt being paid down was incurred to finance the AVEX acquisition in August 1999. Amounts paid down on the revolving credit facility may be available to us to reborrow and we expect to reborrow a portion of the amount we repay under the revolving credit facility in the near future for working capital. Our management continually evaluates potential strategic acquisitions or investments, but at the present time we have no understandings, commitments or agreements with respect to any such acquisition or investment. As of March 31, 2000, the weighted average interest rate on the debt to be repaid was 9.37%, and the maturity date of this debt is September 30, 2004.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and summary capitalization on an actual basis as of March 31, 2000, on a pro forma basis to give effect to the disposition of our Swedish operations and the repayment of debt with the sale proceeds, and as further adjusted to give effect to the issuance of 2,750,000 shares of common stock, assuming a price per share of $39 5/8 (the last reported sale price of our common stock on the New York Stock Exchange on July 12, 2000), and the application of the net proceeds therefrom as described in 'Use of Proceeds.' This table should be read in conjunction with our financial statements and notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included or incorporated by reference in this prospectus. See 'Where You Can Find More Information.'


                                                 AS OF MARCH 31, 2000
                                         ------------------------------------
                                                       PRO        PRO FORMA
                                          ACTUAL      FORMA      AS ADJUSTED
                                         --------    --------    ------------
                                                    (IN THOUSANDS)
Cash and cash equivalents............    $  1,073    $  1,073      $ 22,227
                                         ========    ========      ========
Debt:
  Line of credit(1)..................    $ 95,100    $ 81,277      $      _
  Term loan..........................      93,000      93,000        93,000
  Convertible subordinated notes.....      80,200      80,200        80,200
  Other..............................       2,622       2,622         2,622
                                         --------    --------      --------
          Total debt.................     270,922     257,099       175,822
                                         --------    --------      --------
Shareholders' equity:
  Preferred shares, par value $0.10
     per share; 5,000,000 shares
     authorized, none issued.........           _           _             _
  Common shares, par value $0.10 per
     share; 30,000,000 shares
     authorized; issued  -- 16,326,910
     and 19,076,910, respectively;
     outstanding  -- 16,277,426 and
     19,027,426, respectively........       1,628       1,628         1,903
  Additional paid-in capital.........     201,732     201,732       303,888
  Retained earnings..................      80,751      80,751        80,751
  Accumulated other comprehensive
     income..........................         540         540           540
  Less treasury shares, at cost,
     49,484 shares...................        (120)       (120)         (120)
                                         --------    --------      --------
          Total shareholders'
           equity....................     284,531     284,531       386,962
                                         --------    --------      --------
          Total capitalization.......    $555,453    $541,630      $562,784
                                         ========    ========      ========

     (1) As of June 30, 2000, the actual outstanding balance under the line of credit was $121.6 million, which includes $35.3 million paid in the AVEX acquisition as a result of the resolution of the post-closing adjustments subsequent to the closing of the acquisition.

                         SELECTED FINANCIAL INFORMATION

     Our consolidated financial statements and related notes thereto and "Management"s Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 are included or incorporated by reference in this prospectus. The acquisition of AVEX was accounted for under the purchase method of accounting and is included in our financial information since August 24, 1999, the date of its acquisition. You should read the following in conjunction with our consolidated financial statements and notes thereto, the pro forma financial statements and other financial data included or incorporated by reference in this prospectus. See "Where You Can Find More Information." Pro forma income
(loss) before extraordinary item for the year ended December 31, 1999 and the three months ended March 31, 2000 was $(14.4 million) and $0.2 million, respectively.

                                            THREE MONTHS
                                                ENDED
                                              MARCH 31,                      YEAR ENDED DECEMBER 31,
                                         -------------------   ----------------------------------------------------
                                           2000       1999       1999       1998       1997       1996       1995
                                         --------   --------   --------   --------   --------   --------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF INCOME DATA:
Sales................................    $349,155   $146,546   $877,839   $524,065   $325,229   $201,296   $ 97,353
Cost of sales........................     325,509    131,856    810,309    472,354    285,630    177,981     85,113
                                         --------   --------   --------   --------   --------   --------   --------
        Gross profit.................      23,646     14,690     67,530     51,711     39,599     23,315     12,240
Selling, general and administrative
  expenses...........................      12,681      4,950     32,477     17,680     12,817      7,228      2,990
Amortization of goodwill.............       3,220        910      6,430      3,311      1,670        696          _
                                         --------   --------   --------   --------   --------   --------   --------
        Income from operations.......       7,745      8,830     28,623     30,720     25,112     15,391      9,250
Interest expense.....................      (5,563)    (1,125)    (9,696)    (4,394)    (2,472)    (1,442)         _
Interest income......................          44        138        605        479      1,163        442        268
Other income.........................         784         78        744         85        149         92         13
                                         --------   --------   --------   --------   --------   --------   --------
  Income (loss) before income taxes
    and extraordinary item...........       3,010      7,921     20,276     26,890     23,952     14,483      9,531
Income tax expense (benefit).........       1,033      2,884      7,005     10,518      8,862      5,619      3,383
                                         --------   --------   --------   --------   --------   --------   --------
        Income (loss) before
          extraordinary item.........       1,977      5,037     13,271     16,372     15,090      8,864      6,148
Extraordinary item...................           _          _      1,297          _          _          _          _
                                         --------   --------   --------   --------   --------   --------   --------
        Net income (loss)............    $  1,977   $  5,037   $ 11,974   $ 16,372   $ 15,090   $  8,864   $  6,148
                                         ========   ========   ========   ========   ========   ========   ========
Earnings (loss) per common share:
        Basic........................    $   0.12   $   0.43   $   0.85   $   1.41   $   1.31   $   0.99   $   0.77
                                         ========   ========   ========   ========   ========   ========   ========
        Diluted......................    $   0.12   $   0.40   $   0.80   $   1.35   $   1.26   $   0.96   $   0.75
                                         ========   ========   ========   ========   ========   ========   ========
Weighted average number of shares
  outstanding:
        Basic........................      16,248     11,655     14,080     11,594     11,508      8,976      8,031
                                         ========   ========   ========   ========   ========   ========   ========
        Diluted......................      17,173     12,703     15,010     12,098     12,004      9,218      8,213
                                         ========   ========   ========   ========   ========   ========   ========

                                                                                     AS OF DECEMBER 31,
                                                 AS OF            --------------------------------------------------------
                                            MARCH 31, 2000          1999        1998        1997        1996        1995
                                         ---------------------    --------    --------    --------    --------    --------
BALANCE SHEET DATA:
Working capital......................          $233,283           $177,926    $ 86,265    $ 87,879    $ 72,586    $ 37,285
Total assets.........................           811,832            760,837     241,896     190,322     168,174      57,037
Total debt...........................           270,922            221,994      54,311      30,485      30,724           _
Shareholders' equity.................           284,531            281,935     138,001     120,872     104,999      46,624

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the 'Selected Financial Information' and our Consolidated Financial Statements and the notes thereto and our Condensed Consolidated Financial Statements and the notes thereto appearing elsewhere in this prospectus and incorporated by reference. See "Where You Can Find More Information."

GENERAL

     We are in the business of manufacturing electronics and provide our services to original equipment manufacturers of telecommunication equipment, computers and related products for business enterprises, video/audio/ entertainment products, industrial control equipment, testing and instrumentation products, personal computer and medical devices. Our headquarters are in Angleton, Texas and we have 14 facilities in eight countries. As original equipment manufacturers expand internationally, they are increasingly requiring their electronics manufacturing services providers to have strategic regional locations and global procurement abilities. We believe a global manufacturing solution increases our ability to be responsive to our customers' needs by providing accelerated time-to-market and time-to-volume production of high quality products. These enhanced capabilities should enable us to build stronger strategic relationships with our customers and to become a more integral part of their operations.

     Sales are recognized at the time products are shipped to customers and may vary depending on the timing of customers' orders, product mix and availability of component parts. Substantially all of our business is performed on a turnkey basis, which involves the procurement of component parts. The gross profit margin for such materials is generally lower than the gross profit associated with the manufacturing process and other value-added services.

     We do not typically obtain long-term purchase orders or commitments from our customers. Instead we work with our customers to develop forecasts for future orders, which are not binding. Customers may cancel their orders, change their orders, change production quantities from forecast volumes or delay production for a number of reasons beyond our control. Cancellations, reductions or delays by a significant customer or by a group of customers would have an adverse effect on us. In addition, as many of our costs and operating expenses are relatively fixed, a reduction in customer demand can adversely affect our gross margins and operating income.

     A substantial percentage of our sales have been made to a relatively small number of customers, and the loss of a major customer would adversely affect us. During the three months ended March 31, 2000, our two largest customers each represented in excess of 10% of our sales and together represented 29% of our sales. We expect to continue to depend on the sales from our largest customers and any material delay, cancellation or reduction of orders from these or other significant customers would have a material adverse effect on our results of operations. We are dependent on the continued growth, viability and financial stability of our customers, some of which operate in industries that are, to a varying extent, subject to technological change, vigorous competition and short product life cycles. When our customers are adversely affected by these factors, we may be similarly affected.

RECENT ACQUISITIONS

     On August 24, 1999, we acquired AVEX from J.M. Huber Corporation. As consideration for the acquisition, we paid $265.3 million in cash at closing, subject to adjustments, including a working capital adjustment, and issued one million shares of our common stock. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of AVEX since August 24, 1999 have been included in our financial statements. The acquisition resulted in goodwill of approximately $131.1 million, which is being amortized on a straight line basis over 15 years. The amortization of goodwill, which is a noncash charge, negatively impacted our net income. In order to finance the AVEX acquisition, we
(1) obtained a term loan from a syndicate of commercial banks in the amount of $100.0 million, (2) obtained a new revolving credit facility permitting draws of up to $125.0 million, subject to a borrowing base calculation, and borrowed $46.0 million under such facility and (3) issued $80.2 million in convertible subordinated debt. In connection with the AVEX acquisition, we borrowed $30.0 million under the new revolving credit facility to refinance our prior senior note. Disputes have arisen between us and Huber relating to the AVEX acquisition resulting in legal proceedings between the parties over the transaction.

     On March 1, 1999, we acquired various assets from Stratus Computer Ireland, a wholly owned subsidiary of Ascend Communications, Inc. for approximately $42.3 million in cash, as adjusted. The acquisition price was allocated $6.1 million to equipment and other assets and $36.2 million to inventories. Stratus provided systems integration services for large and sophisticated mainframe computers. In connection with the transaction, we entered into a three-year supply agreement to provide these system integration services to Ascend and Stratus Holdings Limited and we hired approximately 260 employees.

     On February 23, 1998, we acquired Lockheed Commercial Electronics Company for $70.0 million in cash and we paid $0.7 million in acquisition costs. Lockheed, situated in Hudson, New Hampshire, was one of New England's largest electronics manufacturing services companies, providing a broad range of services including printed circuit board assembly and test, system assembly and test, prototyping, depot repair, materials procurement and engineering support services. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of Lockheed since February 23, 1998 have been included in our financial statements. The acquisition resulted in goodwill of approximately $29.5 million, which is being amortized on a straight line basis over 15 years.

     The inclusion in our accounts of the operations of AVEX, the systems integration facility in Ireland and Lockheed are responsible for a substantial portion of the variations in the results of our operations (including components thereof) from period to period. The effects of these on our reported financial condition, liquidity and results of operations should be considered when reading the financial information contained or incorporated by reference in this prospectus.

     The acquisition of AVEX constitutes a significant expansion of our operations. Accordingly, the potential effect of the AVEX acquisition on our future financial condition, liquidity and results of operations should be considered when reading the historical financial information and related discussions set forth in the following section.

RESULTS OF OPERATIONS

     The following table presents the percentage relationship that identified items in our Consolidated Statements of Income bear to sales for the periods indicated. The financial information and the discussion below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

PERCENTAGE OF SALES

                                           THREE MONTHS
                                               ENDED
                                             MARCH 31,           YEAR ENDED DECEMBER 31,
                                         -----------------    -----------------------------
                                         2000        1999     1999        1998        1997
                                         -----       -----    -----       -----       -----
Sales................................    100.0%      100.0%   100.0%      100.0%      100.0%
Cost of sales........................     93.2        90.0     92.3        90.1        87.8
                                         -----       -----    -----       -----       -----
     Gross profit....................      6.8        10.0      7.7         9.9        12.2
Selling, general and administrative
  expenses...........................      3.6         3.4      3.7         3.4         3.9
Amortization of goodwill.............      0.9         0.6      0.7         0.6         0.5
                                         -----       -----    -----       -----       -----
     Income from operations..........      2.2         6.0      3.3         5.9         7.8
Other income (expense)...............     (1.4)       (0.7)    (1.0)       (0.7)       (0.5)
                                         -----       -----    -----       -----       -----
     Income before income taxes and
       extraordinary item............      0.9         5.4      2.3         5.2         7.4
Income tax expense...................      0.3         2.0      0.8         2.0         2.7
                                         -----       -----    -----       -----       -----
     Income before extraordinary
       item..........................      0.6         3.4      1.5         3.2         4.6
Extraordinary item  -- loss on
  extinguishment of debt, net of
  tax................................        _           _      0.1           _           _
                                         -----       -----    -----       -----       -----
          Net income.................      0.6%        3.4%     1.4%        3.2%        4.6%
                                         =====       =====    =====       =====       =====

THREE MONTHS ENDED MARCH 31, 2000 COMPARED WITH THREE MONTHS ENDED MARCH 31,
1999.

     We have experienced consistent sales growth over the past few years. The net increase in sales reflects the impact of growth from acquisitions combined with internal growth resulting from the trend towards outsourcing among original equipment manufacturers. Sales for the first quarter of 2000 were approximately $349.2 million, a 138.3% increase from sales of approximately $146.5 million for the same quarter in 1999. Of this total increase in sales approximately 83% was attributable to the acquisition of AVEX and approximately 17% resulted from the ramping up of new programs and increases in sales volume from both existing and new customers.

     Sales in the Americas increased $184.0 million with approximately 85% of this increase resulting from the acquisition of AVEX. The remaining 15% increase was the result of demand increases from existing and new customers. Sales in Europe increased $60.1 million due to the combined effects of the AVEX acquisition (approximately 82% of this increase) and the operations of the systems integration facility in Dublin, Ireland (comprising approximately 18% of the total increase). Sales in Asia increased by $9.0 million as a result of the acquired AVEX facility in Asia.

     After giving effect to the AVEX acquisition, we would have derived 46% of our pro forma combined sales in fiscal year 1999 from our international operations. In the first quarter of 2000, 22.8% of our sales were from our international operations. The decrease in the percentage of international sales on an actual basis for the first quarter of 2000 as compared to the pro forma basis for 1999 reflects the loss of two of AVEX's customers. The loss of one of these customers, as well as the deterioration in other customer relationships, are the subject of litigation between us and Huber.

     Our results of operations are dependent upon the success of our customers, and a prolonged period of reduced demand for our customers' products would have an adverse effect on our business.

During the three months ended March 31, 2000, our two largest customers each represented in excess of 10% of our sales and represented 29% of our sales in the aggregate. The loss of a major customer, if not replaced, would adversely affect us.

     Gross profit increased 61.0% to approximately $23.6 million in the first quarter of 2000 from approximately $14.7 million in the same quarter in 1999. The increase in gross profit was due primarily to the higher sales volumes attributable to the AVEX acquisition and also to the operation of the new systems integration facility in Ireland and to a shift in mix to customer programs with higher gross margins, for example, those programs which are more complex and labor intensive, for the first quarter of 2000. Gross profit as a percentage of sales decreased from 10.0% for the first quarter of 1999 to 6.8% for the first quarter of 2000 due to the fact that AVEX has historically had lower margins than our operations. Our gross margin reflects a number of factors. The reduction in the gross margin for the first quarter of 2000, as compared to the first quarter of 1999, is primarily attributable to the inclusion of the AVEX operations and the presence of underutilized capacity at the AVEX facilities. Additionally, the level of start up costs and inefficiencies associated with new programs, product mix, capacity utilization of surface mount and other equipment and pricing within the electronics industry affect our gross margin. The combined effect of these factors, which are continually changing and are interrelated, make it impracticable to determine with precision the separate effect of each factor. We expect that a number of high volume programs serving customers in price sensitive markets will remain subject to competitive restraints on the margin that may be realized from such programs and that these restraints will exert downward pressure on our margins in the near future.

     In recent months, component shortages have become more prevalent in our industry and, as a result, suppliers of such components are occasionally delivering components to customers such as us on a delayed basis. We expect this trend to continue from time to time in the future. When there are shortages, or if the components we receive are defective, we may be forced to delay shipments, which could have an adverse effect on our sales and our profit margins. While the full effect of this period of constrained supplies of components on us is not known at this time, we expect prices for such components will increase. If such events were to occur, they would have an adverse effect on our results of operations. Also, we typically bear the risk of component price increases our suppliers may institute, as there may be some lag time before we can implement a price increase to our customers for the affected board assembly. Accordingly, component price increases could adversely affect our gross profit margins.

     Selling, general and administrative expenses were $12.7 million in the first quarter of 2000, an increase of 156.2% from $5.0 million for the same quarter in 1999. Selling, general and administrative expenses as a percentage of sales increased from 3.4% for the first quarter of 1999 to 3.6% for the first quarter of 2000. The increase in selling, general and administrative expenses during the quarter ended March 31, 2000 reflects the additional administrative expenses resulting from the acquisition of AVEX. For the six months ended June 30, 1999 prior to our acquisition of AVEX, AVEX recorded $17.6 million of selling, general and administrative expenses. Additionally, the increase reflects the investment in personnel and the incurrence of related corporate and administrative expenses necessary to support the increased size and complexity of our business. We anticipate selling, general and administrative expenses will continue to increase in absolute dollars in the future as we continue to develop the infrastructure necessary to support our current and prospective business.

     The amortization of goodwill for the three-month periods ended March 31, 2000 and 1999 was $3.2 million and $0.9 million, respectively. The increase was due to the acquisition of AVEX on August 24, 1999.

     Interest expense for the three-month periods ended March 31, 2000 and 1999 was $5.6 million and $1.1 million, respectively. The increase was due to the additional debt incurred in connection with the acquisition of AVEX on August 24, 1999.

     Income tax expense of approximately $1.0 million represented an effective tax rate of 34.3% for the three-month period ended March 31, 2000, compared with an effective tax rate of 36.4% for the three-month period ended March 31, 1999. The decrease was due primarily to lower foreign tax rates applicable to a portion of pretax income in 2000, partially offset by nondeductible amortization of goodwill.

     We reported net income of approximately $2.0 million, or diluted earnings of $0.12 per share, for the first quarter of 2000, compared with net income of approximately $5.0 million, or diluted earnings of $0.40 per share, for the first quarter of 1999. The approximate $3.1 million decrease was a result of the combined effects of the acquisition of AVEX, the ramping up of new projects and the increase in interest expense.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

     Sales in 1999 increased $353.8 million, or 67.5%, over 1998 sales. Of this total increase in sales approximately 54% was attributable to the acquisition of AVEX, approximately 28% was attributable to the operation of the systems integration facility in Dublin, Ireland, and approximately 18% resulted from the ramping up of new programs and increases in sales volume from both existing and new customers.

     AMERICAS -- Within the Americas, of the sales growth of approximately $186 million in fiscal 1999, approximately 83% was due to the acquisition of the AVEX facilities in Huntsville, Alabama, Pulaski, Tennessee and Guadalajara, Mexico, and approximately 17% was due to demand increases from existing and new customers.

     EUROPE -- Our new locations in Europe were the result of acquisitions. We acquired AVEX and acquired various assets from Stratus, in Dublin, Ireland on March 1, 1999. The addition of these sites resulted in the increase in net sales of approximately $154.0 million and operating income of approximately $12.0 million for 1999 in Europe.

     ASIA -- Our facility in Singapore was an AVEX facility. This acquired facility gave rise to the net sales of approximately $13.0 million and operating income of approximately $0.8 million for Asia in 1999.

     We continue to expand the diversification of our customer base between countries, market segments and product lines within market segments.

     As a result of our international sales and facilities, our operations are subject to the risks of doing business abroad. These dynamics have not had a material adverse effect on our results of operations through December 31, 1999, although we cannot assure that there will not be an adverse impact in the future. See 'Quantitative and Qualitative Disclosures About Market Risks' for factors pertaining to our international sales and fluctuations in the exchange rates of foreign currency for further discussion of potential adverse effects in operating results associated with the risks of doing business abroad.

     A substantial percentage of our sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 1999, our three largest customers accounted for approximately 39.2% of our sales, and our largest customer accounted for approximately 17.5% of sales. Our future sales are dependent on the success of our customers, some of which operate in businesses associated with rapid technological change and consequent product obsolescence. Developments adverse to our major customers or their products, or the failure of a major customer to pay for components or services, could have an adverse effect on us.

     We had a record year-end backlog of approximately $1.0 billion at December 31, 1999, as compared to the 1998 year-end backlog of $317.0 million. We believe the portion of the backlog at December 31, 1999 attributable to former AVEX operations was approximately $470 million. Although we expect to fill substantially all of our backlog in 2000, at December 31, 1999 we did not have long-term agreements with all of our customers and customer orders can be canceled, changed or delayed by customers. The timely replacement of canceled, changed or delayed orders with orders from new customers cannot be assured, nor can there be any assurance that any of our current customers will continue to utilize our services. Because of these factors, backlog is not a meaningful indicator of future financial results.

     Gross profit increased $15.8 million, or 30.6%, over 1998. Gross profit as a percentage of sales decreased from 9.9% for 1998 to 7.7% for 1999 primarily due to the fact that AVEX has historically had lower gross margins than our operations. The increase in gross profit was due primarily to higher sales attributable to the AVEX acquisition, as well as the operation of the new systems integration facility in Ireland and to a shift in mix to customer programs with higher gross margins. The decrease in gross profit as a percentage of sales during 1999 was due primarily to the higher costs and lower than expected contribution of AVEX, as well as the slower ramping up of new projects of ours and AVEX during the last six months of 1999, which resulted in significant underabsorption of costs. For the foreseeable future, our gross margin is expected to depend primarily on facility utilization, product mix, start-up of new programs, pricing within the electronics industry, and the integration costs of acquisitions. The gross margins at each of our facilities and us as a whole may continue to fluctuate. Increases in start up costs associated with new programs and competitive pricing within the electronics industry could impact our gross margin.

     Selling, general and administrative expenses for 1999 increased $14.8 million, or 83.7% from 1998 to $32.5 million in 1999. The increase in selling, general and administrative expenses for 1999 is primarily the result of the acquisition of AVEX. Prior to our acquisition of AVEX, for the six months ended June 30, 1999, AVEX recorded $17.6 million of selling, general and administrative expenses. Additionally, the increase in selling, general and administrative expenses reflects the investment in the business infrastructure such as personnel and other related corporate and administrative expenses to support the increased size and complexity of our business. We anticipate selling, general and administrative expenses will continue to increase in absolute dollars in the future as we continue to develop the infrastructure necessary to support our current and prospective business.

     The charges to operations for bad debt allowance and inventory obsolescence were $0.3 million and $1.7 million in 1999, respectively, as compared to $0 and $0.6 million in 1998, respectively. With the expansion of our operations, we expect that the nominal amount of such charges may increase in the future, but do not expect these changes to vary considerably from historical results as a percentage of sales.

     Goodwill is amortized on a straight-line basis over an estimated life of 15 years. The amortization of goodwill for the years ended December 31, 1999 and 1998 was $6.4 million and $3.3 million, respectively. Interest expense incurred, including the debt incurred in connection with the recent acquisitions, was approximately $9.7 million and $4.4 million, respectively, in 1999 and 1998. The increased amortization and interest expense in 1999 resulted from the additional goodwill and debt incurred in connection with the acquisition of AVEX during 1999. We expect amortization of goodwill and interest expense in future periods to reflect the increased goodwill and indebtedness.

     Interest income was approximately $0.6 million in 1999 compared to $0.5 million in 1998.

     Income tax expense (including $0.7 million of benefit allocated to the extraordinary item) of $6.3 million represented an effective tax rate of 34.5% for the year ended December 31, 1999, compared with an effective tax rate of 39.1% for the year ended December 31, 1998. The decrease is due primarily to lower foreign tax rates applicable to a portion of pretax income in 1999, partially offset by nondeductible amortization of goodwill.

     In connection with the financing of the acquisition of AVEX, we prepaid the 8.02% Senior Note due 2006. An extraordinary loss of $1.3 million (net of income tax benefit of $0.7 million) was incurred as a result of the early extinguishment of this indebtedness.

     We reported net income of approximately $12.0 million, or diluted earnings of $0.80 per share, for 1999 compared with net income of approximately $16.4 million, or diluted earnings of $1.35 per share for 1998. The approximately $4.4 million decrease in net income during 1999 was a result of the combined effects of the acquisition of AVEX, the slower ramping up of new projects which resulted in significant underabsorption of costs, the extraordinary loss on extinguishment of debt and the increase in interest expense.

YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

     Sales in 1998 increased $198.8 million, or 61.1%, over 1997 sales. The net increase in sales resulted primarily from increased sales volume from the acquisition of Lockheed on February 23, 1998, existing customers, and the addition of new customers, which was partially offset by reduced sales to a major customer during a period of organizational change.

     A substantial percentage of our sales have been to a small number of customers, and the loss of a major customer, if not replaced, would adversely affect us. During 1998, our three largest customers accounted for approximately 53% of our sales, and our largest customer accounted for approximately 28% of sales.

     We had a then record year-end backlog of $317 million at December 31, 1998, as compared to the 1997 year-end backlog of $302 million.

     Gross profit increased $12.1 million, or 30.6%, over 1997. Gross profit as a percentage of sales decreased from 12.2% for 1997 to 9.9% for 1998. The increase in gross profit was due primarily to higher sales volumes and normal changes in product mix and customer mix. Our gross profit reflects a number of factors, including product mix, the level of start-up costs and efficiencies associated with new programs, capacity utilization of surface mount and other equipment, and pricing within the electronics industry. All of these factors are continually changing and are interrelated, making it impracticable to determine separately the effect of each factor. The decrease in gross profit as a percentage of sales during 1998 was due primarily to a less profitable customer mix and a reduced capacity utilization at the Lockheed facility.

     Selling, general and administrative expenses increased $4.9 million, or 37.9%, from 1997 to $17.7 million in 1998. The increase in selling, general and administrative expenses reflects additional personnel and related departmental expenses, as well as the additional administrative expenses resulting from the inclusion of Lockheed for ten months of 1998.

     The amortization of goodwill for the years ended December 31, 1998 and 1997 was $3.3 million and $1.7 million, respectively. Interest expense incurred on the debt incurred in connection with the acquisitions of Lockheed in 1998 and EMD Technologies, Inc. in 1996 was approximately $4.4 million and $2.5 million, respectively, in 1998 and 1997. The increased amortization and interest expense in 1998 resulted from the additional goodwill and debt incurred in connection with the acquisition of Lockheed during 1998.

     Interest income was approximately $0.5 million in 1998 compared to $1.2 million in 1997. The decrease was due to the use of a portion of our cash and interest bearing marketable securities to fund the acquisition of Lockheed.

     Income tax expense of $10.5 million represented an effective tax rate of 39.1% for the year ended December 31, 1998, compared with an effective tax rate of 37% for the year ended December 31, 1997. The increase is due primarily to the increase in nondeductible amortization of goodwill.

     We reported net income of approximately $16.4 million, or diluted earnings of $1.35 per share, for 1998 compared with net income of approximately
$15.1 million, or diluted earnings of $1.26 per share for 1997. The approximately $1.3 million increase in net income during 1998 was a result of the combined effects of the acquisition of Lockheed and the overall increase in sales resulting from the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our growth and operations through funds generated from operations, proceeds from the sale of our securities and funds borrowed under our credit facilities.

     Cash provided by (used in) operating activities was ($48.4 million) and $18.4 million for the three months ended March 31, 2000 and 1999, respectively. The decrease in cash provided by operations was primarily the result of decreases in net income and increases in accounts receivable and inventories partially offset by increases in depreciation and amortization. Our accounts receivables and inventories at March 31, 2000 increased $27.1 million and $34.8 million, respectively, over their levels at December 31, 1999, reflecting our increased sales and backlog during the first three months of 2000, as compared to the corresponding period in the prior year. We expect increases in inventories to support the anticipated growth in sales. We continued and are continuing the practice of purchasing components only after customer orders are received, which mitigates, but does not eliminate, the risk of loss on inventories. Supplies of electronic components and other materials used in operations are subject to industry-wide shortages. In some instances, suppliers may decide not to deliver to us the quantities of components that we have ordered.

     The significant increases in accounts receivable, allowance for doubtful accounts and accounts payable at December 31, 1999 as compared to December 31, 1998 are due primarily to the acquisition of AVEX and to a lesser extent the assets we acquired from Stratus in Dublin, Ireland. In connection with the AVEX acquisition, we added inventory obsolescence reserves and allowance for doubtful accounts of approximately $14.6 million and $7.3 million, respectively, in 1999. Accounts receivable, net increased 245% while our sales increased 67% when comparing the years ended December 31, 1999 and 1998. The increase in accounts receivable reflects the effect of the AVEX acquisition and all receivables associated with AVEX at December 31, 1999 while the increase in sales year-to-year only reflects AVEX sales from August 24, 1999. For the fourth quarter of 1999, sales increased 47% when compared to the third quarter of 1999, and accounts receivable at December 31, 1999 decreased 12% when compared to September 30, 1999.

     Cash used in investing activities was $9.8 million and $52.7 million for the three months ended March 31, 2000 and 1999, respectively. Capital expenditures of $9.4 million for the three months ended March 31, 2000 were primarily concentrated in test and manufacturing production equipment. Capitalized software costs of $0.5 million for the three months ended March 31, 2000 were for the implementation of our new Enterprise Resource Planning System software. On March 1, 1999, we completed the purchase of inventories and plant and equipment from Stratus for $42.3 million, as adjusted.

     Cash provided by financing activities was $49.4 million and $23.3 million for the three months ended March 31, 2000 and 1999, respectively. During the first quarter of 2000, we increased borrowings outstanding under the revolving line of credit by $53.6 million and made principal payments on long-term debt totaling $4.7 million.

     We have a $125 million revolving line of credit facility with a commercial bank. We are entitled to borrow under the revolving credit facility up to the lesser of $125 million or the sum of 75% of our eligible accounts receivable, 45% of our eligible inventories and 50% of our eligible fixed assets. Interest on the revolving credit facility and the term loan is payable quarterly, at our option, at either the bank's Eurodollar rate plus 1.25% to 2.50% or its prime rate plus 0.00% to 1.00%, based upon our debt ratio as specified in the agreement. A commitment fee of 0.375% to 0.500% per annum on the unused portion of the revolving credit facility is payable quarterly in arrears. The revolving credit facility matures on September 30, 2004. As of March 31, 2000, we had $95.1 million outstanding under the revolving credit facility, bearing interest at rates ranging from 8.625% to 10.0%, $5.2 million outstanding letters of credit and $24.7 million was available for future borrowings.

     The term loan and the revolving credit facility is secured by our domestic inventory and accounts receivable, 100% of the stock of our domestic subsidiaries and 65% of the voting capital stock of each direct foreign subsidiary and substantially all of our other tangible and intangible assets of our domestic subsidiaries. The term loan and revolving credit facility contain customary financial covenants and restricts our ability to incur additional debt, pay dividends, sell assets and merge or consolidate with other persons, without the consent of the bank.

     We increased the availability under the revolving credit facility by $50.0 million in June 2000.

     We have outstanding $80.2 million principal amount of 6% Convertible Subordinated Notes. The indenture relating to the notes contains affirmative and negative covenants, including covenants restricting our ability to merge or engage in other extraordinary corporate transactions unless conditions are satisfied. Upon the occurrence of a change of control of our company (as defined in the indenture relating to the notes), each holder of notes will have the right to require us to repurchase all or part of the holder's notes at 100% of the face amount thereof, plus accrued and unpaid interest. The notes are convertible into shares of our common stock at an initial conversion price of $40.20 per share at the option of the holder at any time prior to maturity, unless previously redeemed or repurchased.

     The Company has no significant capital lease obligations. Aggregate annual rental payments on future lease commitments at December 31, 1999 were as follows:

        2000         2001         2002
     ----------   ----------   ----------
     $5,626,948   $4,190,230   $3,780,602

     Additionally, we have an approximately $4 million commitment to expand our Dublin facility.

     Our operations, and the operations of businesses we acquire, are subject to foreign, federal, state and local regulatory requirements relating to environmental, waste management, health and safety matters. We believe we operate in substantial compliance with all applicable requirements and we seek to ensure that newly acquired businesses comply or will comply substantially with applicable requirements. To date the costs of compliance and workplace and environmental remediation have not been material to us. However, material costs and liabilities may arise from these requirements or from new, modified or more stringent requirements in the future. In addition, past, current and future operations may give rise to claims of exposure by employees or the public, or to other claims or liabilities relating to environmental, waste management or health and safety concerns.

     We may require additional capital to finance further enhancements to or acquisitions or expansions of our manufacturing capacity. Management believes that the level of working capital will continue to grow at a rate generally consistent with the growth of our operations. Management continually evaluates potential strategic acquisitions and investments, but at the present time, we have no understandings, commitments or agreements with respect to any such acquisition or investment. Although no assurance can be given that future financing will be available on terms acceptable to us, we may seek additional funds from time to time through public or private debt or equity offerings or through bank borrowings to the extent permitted by our existing debt agreements.

     Our acquisitions in 1999 have significantly increased our debt. At March 31, 2000, our debt to total capitalization ratio was 49%, as compared to 11% at June 30, 1999, the last fiscal quarter end prior to the AVEX acquisition. The level of indebtedness, among other things, could make it difficult for us to obtain any necessary financing in the future for other acquisitions, working capital, capital expenditures, debt service requirements and other expenses; limit our flexibility in planning for, or reacting to changes in, our business; and make us more vulnerable in the event of an economic downturn in our business.

     Pursuant to the terms of the purchase agreement in connection with the acquisition of AVEX on August 24, 1999, we were required to agree upon a closing working capital adjustment with Huber by November 22, 1999. We were unable to reach an agreement with Huber prior to the November 22, 1999 deadline and on May 22, 2000, the independent accounting firm hired by Huber and us to resolve the dispute between the companies released its findings and held that the final working capital adjustment was $35.3 million. We made the payment to Huber on June 1, 2000 by drawing on our revolving credit facility. The final working capital adjustment was $2.0 million greater than the current liability we recorded at March 31, 2000 as an estimate of the working capital adjustment. We will record the $2.0 million increase in goodwill in the quarter ending June 30, 2000.

     We will receive net proceeds from this offering, after payment of underwriting discounts and commissions and our estimated offering expenses, of $102.4 million, assuming a price per share of $39 5/8 (the last reported sale price of our common stock on the New York Stock Exchange on July 12,

2000). We will use such proceeds, together with an estimated $13.8 million of cash proceeds from the disposition of the Swedish operations, to temporarily repay $95.1 million of outstanding indebtedness under our revolving credit facility. The actual net cash proceeds we receive from the disposition of the Swedish operations will depend on actual inventory levels at our Swedish operations on the closing of the disposition. After giving effect to such repayment, we will have approximately $150 million of availability under our revolving credit facility. We expect to reborrow a portion of the amount we repay under the revolving credit facility in the near future for working capital. The balance of the net proceeds from this offering will be used for working capital and other general corporate purposes, including possible acquisitions.

     Management believes that after giving effect to this offering, our existing cash balances, funds generated from operations and available funds under our revolving credit facility will be sufficient to permit us to meet our liquidity requirements for the next 9-12 months. In order for us to achieve our planned growth or to obtain large volume customer orders, we expect that we will need to raise additional financing during the next 12-24 months.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We have exposure to interest rate risk under our variable rate revolving credit and term loan facilities. These facilities are based on the spread over the bank's Eurodollar rate or its prime rate. Inflation and changing prices have not significantly affected our operating results or the markets in which we perform services.

     We currently have an interest rate swap transaction agreement for a notional amount of $43.0 million under which we pay a fixed rate of interest hedging against the variable interest rates charged by the term loan. The interest rate swap expires in the year 2003, which coincides with maturity dates on the term loan.

     Our international sales are a growing portion of our net sales; we are exposed to risks associated with operating internationally, including the following:

     o  foreign currency exchange risk;

     o  import and export duties, taxes and regulatory changes;

     o  inflationary economies or currencies; and

     o  economic and political instability.

     Historically, we have not held or issued derivative financial instruments. We do not use derivative financial instruments for speculative purposes. Our policy is to maintain a hedged position for certain significant transaction exposures. These exposures are primarily, but not limited to, vendor payments and inter-company balances in currencies other than the functional currency of the operating entity. Our international operations in some instances operate in a natural hedge because both operating expenses and a portion of sales are denominated in local currency. As of March 31, 2000, we had one foreign currency hedging contract in place to support expansion of the Dublin, Ireland facility that expires in December 2000.

                                    BUSINESS

BACKGROUND

     Benchmark Electronics, Inc., formerly named Electronics, Inc., began operations in 1979 and was incorporated under Texas law in 1981 as a wholly owned subsidiary of Intermedics, Inc., a medical implant manufacturer based in Angleton, Texas. In 1986, Intermedics sold 90% of the outstanding shares of common stock of the Company to Electronic Investors Corp., a corporation formed by Donald E. Nigbor, Steven A. Barton and Cary T. Fu, three of our executive officers. In 1988, Electronic Investors Corp. was merged into Benchmark, and in 1990 we completed the initial public offering of our common stock.

BUSINESS STRATEGY

     Our goal is to be the electronics manufacturing services outsourcing provider of choice to leading original equipment manufacturers in the high growth segments of the electronics industry. To meet this goal, we have implemented the following strategies:

     o MAINTAIN AND DEVELOP CLOSE, LONG-TERM RELATIONSHIPS WITH CUSTOMERS. Our core strategy is to maintain and establish long-term relationships with leading original equipment manufacturers in expanding industries by becoming an integral part of our customers' manufacturing operations. To this end, we work closely with our customers throughout the design, manufacturing and distribution process, and we offer flexible and responsive services. We believe we develop stronger customer relationships by relying on our local management teams that respond to frequently changing customer design specifications and production requirements.

     o FOCUS ON HIGH-END PRODUCTS IN HIGH GROWTH SECTORS. Electronics manufacturing services providers produce products for a wide range of original equipment manufacturers in different high growth industries, such as consumer electronics, Internet-focused businesses and telecommunications equipment. The product scope ranges from easy to assemble, low-cost high-volume products targeted for the consumer market to complicated state-of-the-art, mission critical electronic hardware. Similarly, original equipment manufacturers' customers range from consumer-oriented companies that compete primarily on price and redesign their products every year to manufacturers of high-end telecommunications equipment and computer and related products for business enterprises that compete on technology and quality. We currently offer state-of-the-art products for industry leaders who require specialized engineering design and production services as well as offering high volume manufacturing capabilities to our customer base. Our ability to offer both of these services enables us to expand our business relationships.

     o DELIVER COMPLETE HIGH AND LOW VOLUME MANUFACTURING SOLUTIONS GLOBALLY. We believe original equipment manufacturers are increasingly requiring from electronics manufacturing services providers a wide range of specialized engineering and manufacturing services in order to reduce their costs and accelerate their time-to-market and time-to-volume production. Building on our integrated engineering and manufacturing capabilities, we offer services from initial product design and test to final product assembly and distribution to the original equipment manufacturers' customers. With the AVEX acquisition, we also offer our customers high volume production in low cost regions of the world, such as Brazil, Hungary and Mexico. These full service capabilities allow us to offer customers the flexibility to move quickly from design and initial introduction to production and distribution.

     o LEVERAGE ADVANCED TECHNOLOGICAL CAPABILITIES. Our traditional strengths in the manufacturing processes for assembling large, complex high-density printed circuit boards enable us to offer customers advanced design, technology and manufacturing solutions for their primary products. We provide this engineering expertise through our design capabilities in each of our facilities, and in our design centers located in Winona, Minnesota, Huntsville, Alabama and Cork, Ireland. We believe our capabilities help our customers improve product performance and reduce costs.

     o CONTINUE OUR GLOBAL EXPANSION. A strategically positioned facilities network can simplify and shorten an original equipment manufacturer's supply chain and reduce the time it takes to bring product to market. We are committed to pursuing geographic expansion in order to support our global customers with cost-effective and timely delivery of quality products and services worldwide. Our AVEX acquisition significantly expanded our service scope to provide a global manufacturing solution to our customers at 14 facilities located in Brazil, Hungary, Ireland, Mexico, Scotland, Singapore, Sweden and the United States.

     o SELECTIVELY PURSUE STRATEGIC ACQUISITIONS. We have completed four acquisitions since July 1996 and will continue to selectively seek acquisition opportunities. Our acquisitions have enhanced our business in the following ways:

        o  expanded geographic presence;

        o  enhanced customer growth opportunities;

        o  developed strategic relationships;

        o  broadened service offerings;

        o  diversified into new market sectors; and

        o  added experienced management teams.

     We believe that growth by selective acquisitions is critical for achieving the scale, flexibility and breadth of customer services required to remain competitive in the electronics manufacturing services industry.

ACQUISITIONS

     Since July 1996, we have completed four acquisitions. These acquisitions have broadened our service offerings, diversified our customer base with leading original equipment manufacturers and expanded our geographic presence. These acquisitions were:

     o AVEX ELECTRONICS, INC. AND RELATED COMPANIES. On August 24, 1999, we completed the acquisition of AVEX, one of the largest privately-held contract manufacturers. This acquisition provided us a global presence with 14 facilities in eight countries and a sales base of approximately $1.5 billion on a pro forma basis for 1999. With this acquisition, we became the sixth largest publicly held electronics manufacturing services provider in the world based on 1998 pro forma sales. This acquisition expanded our customer base to approximately 90 original equipment manufacturers in a broader range of end user markets.

     o STRATUS COMPUTER IRELAND. On March 1, 1999, we acquired various assets from Stratus Computer Ireland, and in connection with the transaction entered into a three-year supply agreement to provide system integration services to Ascend and Stratus Holdings Limited. The acquired assets increased our ability to provide a broad range of services to the European market and enhanced our systems integration capabilities and our box build engineering capabilities, which is the process of building the finished product from subassemblies. The process may also involve loading software and optional configuration.

     o LOCKHEED COMMERCIAL ELECTRONICS COMPANY. In February 1998, we acquired Lockheed Commercial Electronics Company. This acquisition provided us with manufacturing capacity in the northeastern United States and 19 additional customers. Now operated as our Hudson, New Hampshire division, the facility provides a broad range of services including:

        o  assembly and testing of printed circuit boards;

        o  systems assembly and testing;

        o prototyping, which is building initial quantities of a new product to test and refine the design;

        o depot repair, which is the method of repairing equipment in which the customer ships a damaged product to a central location for repair, as opposed to field repair;

        o  materials procurement; and

        o  engineering and design support services.

     o EMD TECHNOLOGIES, INC. In July 1996, we acquired EMD Technologies, Inc., an independent provider of electronics manufacturing and product design services. Now operated as our Winona, Minnesota division, this facility provides a complete range of enhanced product design and configurations for subsystems and enclosures. In addition to design services, this acquisition provided us with manufacturing capabilities in the midwestern United States and 19 additional customers.

     We offer our customers complete and flexible manufacturing solutions that provide accelerated time-to-market, time-to-volume production and reduced production costs. As a result of working closely with our customers and responding promptly to their needs, we have become an integral part of their operations. In addition, our workforce is led by a management team that founded Benchmark and has an average of 18 years of industry experience.

SERVICES WE PROVIDE

     ENGINEERING.   Our approach is to coordinate and integrate our design,
prototype and other engineering capabilities. Through this approach, we provide a broad range of engineering services and, in some cases, dedicated production lines for prototypes. These services strengthen our relationships with manufacturing customers and attract new customers requiring specialized engineering services.

     To assist customers with initial design, we offer computer assisted engineering, computer assisted design, engineering for manufacturability, circuit board layout and test development. We also coordinate industrial design and tooling for product manufacturing. After product design, we offer quickturn prototyping, which means a rapid process of prototyping. During this process, we assist with the transition to volume production. By participating in product design and prototype development, we can reduce manufacturing costs and accelerate the cycle from product introduction to large-scale production.

     MATERIALS PROCUREMENT AND MANAGEMENT. Materials procurement and management consists of the planning, purchasing, expediting and warehousing of components and materials. Our inventory management and volume procurement capabilities contribute to cost reductions and reduce total cycle time. Our materials strategy is focused on leveraging our procurement volume corporate wide while providing local execution for maximum flexibility at the division level. In addition, our Dublin, Ireland facility has developed material processes required to support high-end computer system integration operations.

     ASSEMBLY AND MANUFACTURING. Our manufacturing and assembly operations include printed circuit boards and subsystem assembly, box build and systems integration, the process of integrating sub-systems and downloading software before producing a fully configured product. We purchase the printed circuit boards used in our assembly operations from third parties. A substantial portion of our sales is derived from the manufacture and assembly of complete products. We employ various inventory management techniques, such as just-in-time, ship-to-stock and autoreplenish, which are programs designed to ensure timely, convenient and efficient delivery of assembled products to our customers. As original equipment manufacturers seek to provide greater functionality in smaller products, they increasingly require more sophisticated manufacturing technologies and processes. Our investment in advanced manufacturing equipment and our experience in innovative packaging and interconnecttechnologies enable us to offer a variety of advanced manufacturing solutions. These packaging and interconnect technologies include:

     o chip scale packaging, the part of semiconductor manufacturing in which the semiconductor die is bonded and sealed into a ceramic or plastic package which physically protects the semiconductor device; and

     o ball grid array, a method of attaching components to a printed circuit board through balls of solder that are arranged in a grid pattern.

     TESTING. We offer computer-aided testing of assembled printed circuit boards, subsystems and systems, which contributes significantly to our ability to deliver high-quality products on a consistent basis. We work with our customers to develop product-specific test strategies. Our test capabilities include manufacturing defect analysis, in-circuit tests to test the circuitry of the board and functional tests. We either custom design test equipment and software ourselves or use test equipment and software provided by our customers. In addition, we provide environmental stress tests of assemblies of boards or systems.

     DISTRIBUTION. We offer our customers flexible, just-in-time delivery programs allowing product shipments to be closely coordinated with customers' inventory requirements. Increasingly, we ship products directly into customers' distribution channels or directly to the end-user. We believe that this service can provide our customers with a more comprehensive solution and enable them to be more responsive to market demands.

MARKETING AND CUSTOMERS

     We market our services through a direct sales force and independent marketing representatives. In addition, our divisional and executive management teams are an integral part of our sales and marketing teams. During 1999, our two largest customers, Lucent and EMC, each represented in excess of 10% of total sales and, in the aggregate, represented 34% of total sales.

     The following table sets forth the percentages of our sales by industry for the first quarter of 2000 and for the full years 1999, 1998 and 1997.

                                            QUARTER
                                             ENDED
                                         MARCH 31, 2000    1999       1998       1997
                                         --------------    ----       ----       ----
Telecommunication equipment..........            33%         39%        31%        21%
Computers & related products for
  business enterprises...............            35          30         44         39
Industrial control equipment.........            10           9          9         12
Medical devices......................             5           6         11         17
Video/Audio/Entertainment products...            11           6          _          _
Personal computers...................             _           6          _          _
Testing & instrumentation products...             6           4          5         11

SUPPLIERS

     We maintain a network of suppliers of components and other materials used in assembling printed circuit boards. We procure components only when a purchase order or forecast is received from a customer and occasionally utilize components or other materials for which a supplier is the single source of supply. Although we experience component shortages and longer lead times of various components from time to time, we have generally been able to reduce the impact of the component shortages by working with customers to reschedule deliveries, by working with suppliers to provide the needed components using just-in-time inventory programs, or by purchasing components at somewhat higher prices from distributors, rather than directly from manufacturers. These procedures reduce, but do not eliminate, our inventory risk. In addition, by developing long-term relationships with suppliers, we have been better able to minimize the effects of component shortages than manufacturers without such relationships. In recent months, component shortages have become more prevalent in our industry and, as a result, suppliers of such components are filling only portions of orders from customers such as us. We expect this trend to continue from time to time in the future.

BACKLOG

     Our backlog was approximately $1 billion at December 31, 1999, compared to $317 million at December 31, 1998. We believe the portion of the backlog at December 31, 1999 attributable to former AVEX operations was approximately $470 million. Although we expect to fill substantially all of our December 31, 1999 backlog during 2000, at December 31, 1999 we did not have long-term agreements with all of our customers, and customer orders can be canceled, changed or delayed by customers. The timely replacement of canceled, changed or delayed orders with orders from new customers cannot be assured, nor can there be any assurance that any of our current customers will continue to utilize our services. Because of these factors, backlog is not a meaningful indicator of future financial results.

COMPETITION

     The electronics manufacturing services we provide are available from many independent sources as well as in-house manufacturing capabilities of current and potential customers. Our competitors include Celestica, Inc., Flextronics International Ltd., Jabil Circuit, Inc., SCI Systems, Inc. and Solectron Corporation, who may be more established in the industry and have substantially greater financial, manufacturing or marketing resources than we do. We believe that the principal competitive factors in our targeted markets are product quality, flexibility and timeliness in responding to design and schedule changes, reliability in meeting product delivery schedules, pricing, technological sophistication and geographic location.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the material features of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated articles of incorporation, a copy of which has been filed as an exhibit to our report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference. See "Risk Factors -- Provisions in our charter documents and state law may make it harder for others to obtain control of Benchmark even though some shareholders might consider such a development to be favorable."

COMMON STOCK

     Our amended and restated articles of incorporation authorizes us to issue 30,000,000 shares of common stock. As of March 31, 2000, 16,277,426 shares of common stock were outstanding. In addition, as of March 31, 2000, we had issued and outstanding options to purchase 2,776,395 shares of common stock, of which options to purchase 805,405 shares are currently exercisable.

     Each share of common stock has an equal and ratable right to receive dividends to be paid from our assets legally available therefor when, as and if declared by the board of directors. We have never paid, and do not anticipate that we will pay in the foreseeable future, cash dividends on the common stock. In addition, the agreement relating to our credit facility with Chase Bank of Texas, National Association restricts the amount of cash dividends that we may pay on common stock. The holders of common stock have no preemptive or other rights to subscribe for additional shares of common stock or any of our other securities. Each share of common stock entitles the holder thereof to one vote in the election of directors and on all other matters submitted to a vote of our shareholders. The holders of common stock have no right to cumulate their votes in the election of directors. In the event of our dissolution or liquidation, the holders of common stock will be entitled to share equally and ratably in our assets available for distribution after payments are made to our creditors and the holders of any outstanding shares of preferred stock. The outstanding shares of common stock, including the shares of common stock offered hereby, are fully paid and non-assessable.


     Our common stock is traded on The New York Stock Exchange under the symbol "BHE." The transfer agent and registrar for the common stock is The Bank of New York, 101 Barclay Street, New York, New York 10286.


PREFERRED STOCK

     Our amended and restated articles of incorporation authorize us to issue 5,000,000 shares of preferred stock, par value $0.10 per share. We have established and designated a series of our preferred stock known as Series A Cumulative Junior Participating Preferred Stock, par value $0.10 per share, consisting of an aggregate of 30,000 shares. None of this preferred series has been issued.

     In addition, the board of directors has the authority, without shareholder approval, to cause the issuance of other preferred stock in one or more series, with such designations, preferences, limitations and rights as the board of directors may determine. We have not issued, and have no plans to issue, any shares of preferred stock. If we were to do so, however, the provisions of the preferred stock may include, among others, extraordinary voting, dividend, redemption, conversion or exchange rights.

SHAREHOLDER RIGHTS PLAN

     On December 11, 1998, the board of directors adopted a shareholder rights plan. Under this plan, a dividend of one preferred share purchase right, called a "Right," was declared for each outstanding share of common stock.

     The Rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on the acquisition of a substantial number of Rights. Accordingly, the existence of the Rights may deter acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board of directors to negotiate with an acquiror on behalf of all the stockholders. In addition, the Rights should not interfere with a proxy contest.

     Each Right entitles shareholders to buy one one-thousandth of a share of newly created Series A Cumulative Junior Participating Preferred Stock at an exercise price of $155, subject to adjustment in the event a person acquires, or makes a tender or exchange offer for, 15% or more of the outstanding common stock. In such event, each Right entitles the holder, other than the person acquiring 15% or more of the outstanding common stock, to purchase shares of common stock with a market value of twice the Right's exercise price. In addition, if we are acquired in a merger or other business combination, or if we sell more than 50% of our consolidated assets or earning power, our shareholders are entitled (other than the acquirer) to purchase, for the exercise price, shares of the common stock of the acquiring entity or its parent having a market value of two times the exercise price. At any time prior to such event, the board of directors may redeem the Rights at one cent per Right. The Rights can be transferred only with common stock and expire ten years after the date the shareholder rights plan was adopted. The shares to be in this offering will be entitled to a Right on the same basis as the common stock currently outstanding.

NOTES

     We have $80.2 million in aggregate principal amount of our 6.00% Convertible Subordinated Notes due 2006 outstanding. The notes are convertible into common stock at an initial conversion price of $40.20. If all of the notes were converted into shares of common stock at the initial conversion price, 1,995,025 shares of common stock would be issued. The notes were issued pursuant to an Indenture dated August 13, 1999. The notes are unsecured obligations and are subordinated in right of payment to all our existing and future senior debt to the extent set forth in the Indenture.

STATUTORY BUSINESS COMBINATION PROVISIONS

     Our company is subject to Article 13 of the Texas Business Corporation Act (Article 13) which, with some exceptions, prohibits a Texas corporation from engaging in a "business combination," as defined in Article 13, with any shareholder who is a beneficial owner of 20% or more of our outstanding stock for a period of three years after such shareholder acquires the 20% ownership position, unless: (1) our board of directors approves the transaction or the shareholder's acquisition of shares prior to the acquisition or (2) two-thirds of the unaffiliated shareholders of our company approve the transaction at a shareholders' meeting. Shares that are issuable, but have not yet been issued, pursuant to options, conversion or exchange rights or other agreements are not considered outstanding for purposes of Article 13.

                   U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this prospectus, the term "non-U.S. holder" is a person other than:

     o a citizen or individual resident of the U.S. for U.S. federal income tax purposes,

     o a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the U.S.,

     o an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or

     o a trust, in general, if it is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons.

     This discussion does not consider:

     o  U.S. state and local or non-U.S. tax consequences,

     o specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level,

     o the tax consequences for the shareholders or beneficiaries of a non-U.S. holder,

     o special tax rules that may apply to certain non-U.S. holders, including, without limitation, banks, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting or

     o special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," or "conversion transaction."

     The following is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations, and administrative and judicial interpretations, all as of the date of this prospectus, and all of which may change, retroactively or prospectively. The following summary is for general information. Accordingly, each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

DIVIDENDS

     In the event that dividends are paid on shares of common stock, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the U.S. or, if an income tax treaty applies, attributable to a permanent establishment, or in the case of an individual, a "fixed base," in the U.S., as provided in that treaty ("U.S. trade or business income"), are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the non-U.S. holder files the appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional 'branch profits tax' at a 30% rate or such lower rate as specified by an applicable income tax treaty.

     Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after 2000:

     o a non-U.S. holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

     o in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information, including a U.S. taxpayer identification number and

     o  look-through rules will apply for tiered partnerships.

     A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

     o the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate non-U.S. holder,

     o the non-U.S. holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the U.S. for more than 182 days in the taxable year of the disposition and meets certain other requirements,

     o the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to certain U.S. expatriates, or

     o we are or have been a "U.S. real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

     Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that the Company has not been and is not currently, and we do not anticipate its becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. The tax relating to stock in a "U.S. real property holding corporation" will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of the common stock, provided that the common stock was regularly traded on an established securities market.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under certain circumstances, U.S. Treasury Regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, non-U.S. holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to 2001 to an address outside the U.S. For dividends paid after 2000, however, a non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations may be subject to backup withholding at a rate of 31% on payments of dividends.

     The payment of the proceeds of the disposition of common stock by a holder to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a non-U.S. holder of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker is a "U.S. related person." In the case of the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person," information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

     o  a "controlled foreign corporation" for U.S. federal income tax purposes,

     o a foreign person 50% or more of whose gross income for certain periods is derived from the conduct of a U.S. trade or business or

     o effective after 2000, a foreign partnership if, at any time during its taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons, or (B) the partnership is engaged in a U.S. trade or business.

     Effective after 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a "U.S. related person" unless certain certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge or reason to know that the holder is a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     Under the terms and conditions contained in an underwriting agreement dated
                  , 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Chase Securities Inc. and FleetBoston Robertson Stephens Inc. are acting as representatives, the following respective number of shares:

                                           NUMBER
             UNDERWRITER                 OF SHARES
             -----------                 ----------
Credit Suisse First Boston
 Corporation.........................
Chase Securities Inc.................
FleetBoston Robertson Stephens
 Inc.................................

                                         ----------
          Total......................     2,750,000
                                         ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 412,500 additional shares of common stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $      per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                  PER SHARE                             TOTAL
                                         ---------------------------         ---------------------------
                                          WITHOUT            WITH             WITHOUT            WITH
                                           OVER-            OVER-              OVER-            OVER-
                                         ALLOTMENT        ALLOTMENT          ALLOTMENT        ALLOTMENT
                                         ----------       ----------         ----------       ----------
Underwriting Discounts and                $                $                  $                $
  Commissions paid by us.............
Expenses payable by us...............     $                $                  $                $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus. This agreement does not apply to any existing employee benefit plans or the exercise of stock options pursuant to existing plan or the conversion of notes outstanding on the date of this prospectus.

     Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

     o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     o Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     o Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option -- a naked short position -- that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     o Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     In the ordinary course of their business, the underwriters or their affiliates have engaged in or provided investment and/or commercial banking and financial advisory services to us, for which they have received customary compensation and expense reimbursement, and may do so again in the future. Chase Securities Inc. is an affiliate of Chase Bank of Texas, National Association which is our agent bank and a lender under our revolving credit facility. We intend to use a portion of the proceeds of this offering to repay amounts outstanding under that credit facility. In addition, Chase Securities Inc. was an initial purchaser for the offering of our convertible subordinated notes.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of common stock are effected. Accordingly, any resale of the shares of common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of shares of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such shares of common stock without the benefit of a prospectus qualified under such securities laws,
(ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer, and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of shares of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any shares of common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of shares of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and with respect to the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby is being passed upon for us by Bracewell & Patterson, L.L.P., Houston, Texas. The underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, have been included or incorporated by reference in this prospectus in reliance upon the reports of KPMG LLP, independent certified public accountants, included or incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The combined financial statements of AVEX Electronics, Inc., its subsidiaries, and certain related companies as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference facilities in Washington, D.C., New York, New York and Chicago, Illinois at the following addresses:

     o  450 Fifth Street, N.W.
        Washington, D.C. 20549

     o  Seven World Trade Center, 13th Floor
        New York, New York 10048

     o  Northwestern Atrium Center
        500 West Madison Street, Suite 1400
        Chicago, Illinois 60661

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges.

     Our SEC filings can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     We have elected to "incorporate by reference" certain information we file with the SEC into this prospectus. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the common stock:

     o our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (excluding Exhibit 99.1 which has been superseded by our Current Report on Form 8-K filed June 2, 2000), as amended by Form 10-K/A filed on July 13, 2000;

     o  our Quarterly Report on Form 10-Q for quarter ended March 31, 2000;

     o  our Current Report on Form 8-K filed February 8, 2000;

     o  our Current Report on Form 8-K filed April 7, 2000;

     o  our Current Report on Form 8-K filed June 2, 2000;

     o  our Current Report on Form 8-K filed on July 27, 2000;


     o  our Current Report on Form 8-K filed July 13, 2000; and

     o the description of our capital stock that is contained in our Registration Statements on Form 8-A/A filed on June 25, 1990 and December 11, 1998, as amended December 22, 1998.

     We will provide a copy of these filings and any exhibits specifically incorporated by reference in these filings at no cost by request directed to us at the following address and telephone number:

        Corporate Secretary
        Benchmark Electronics, Inc.
        3000 Technology Drive
        Angleton, Texas 77515
        (979) 849-6550

                         INDEX TO FINANCIAL STATEMENTS


                                                                            PAGE
                                                                            ----
Audited Annual Financial Statements:
     Independent Auditors' Report.......................................     F-2
     Consolidated Balance Sheets as of December 31, 1999 and 1998.......     F-3
     Consolidated Statements of Income for the Years Ended December
      31, 1999, 1998 and 1997...........................................     F-4
     Consolidated Statements of Shareholders' Equity and Comprehensive
       Income for the Years Ended December 31, 1999, 1998 and 1997......     F-5
     Consolidated Statements of Cash Flows for the Years Ended December
       31, 1999, 1998 and 1997..........................................     F-6
     Notes to Consolidated Financial Statements.........................     F-7
Unaudited Interim Financial Statements:
     Condensed Consolidated Balance Sheet as of March 31, 2000..........    F-24
     Condensed Consolidated Statements of Income for the Three Months
       Ended March 31, 2000 and 1999....................................    F-25
     Condensed Consolidated Statements of Cash Flows for the Three
       Months Ended March 2000 and 1999.................................    F-26
     Notes to Condensed Consolidated Financial Statements...............    F-27

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Benchmark Electronics, Inc.:

     We have audited the accompanying consolidated balance sheets of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Electronics, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Houston, Texas
February 8, 2000

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                  DECEMBER 31,
                                         -------------------------------
                                             1999               1998
                                         ------------       ------------
Assets
Current assets:
     Cash and cash equivalents.......    $  9,436,780       $ 23,076,582
     Accounts receivable, net........     197,238,536         57,178,757
     Income taxes receivable.........       3,351,026          1,120,343
     Inventories.....................     214,554,363         53,718,247
     Prepaid expenses and other
       assets........................      15,498,830          1,896,888
     Deferred tax asset..............       2,333,874          2,488,328
                                         ------------       ------------
          Total current assets.......     442,413,409        139,479,145
Property, plant and equipment........     175,773,905         80,826,164
Accumulated depreciation.............     (53,765,670)       (35,264,179)
                                         ------------       ------------
          Net property, plant and
             equipment...............     122,008,235         45,561,985
Goodwill, net........................     172,790,906         48,906,481
Other................................      23,624,863          7,948,086
                                         ------------       ------------
                                         $760,837,413       $241,895,697
                                         ============       ============
Liabilities and Shareholders' Equity
Current liabilities:
     Current installments of other
       long-term debt................    $ 19,183,736       $  8,199,910
     Accounts payable................     215,971,292         37,046,161
     Accrued liabilities.............      29,332,611          7,968,412
                                         ------------       ------------
          Total current
             liabilities.............     264,487,639         53,214,483
                                         ------------       ------------
Revolving line of credit.............      41,500,000                  _
Convertible subordinated notes.......      80,200,000                  _
Other long-term debt, excluding
  current installments...............      81,110,646         46,110,646
Other long-term liability............       5,939,000                  _
Deferred tax liability...............       5,665,291          4,569,654
Shareholders' equity:
  Preferred shares, $.10 par value;
     5,000,000 shares authorized,
     none issued.....................               _                  _
  Common shares, $.10 par value;
     30,000,000 shares authorized:
     issued 16,290,010 and
     11,676,967, respectively;
     outstanding 16,240,526 and
     11,627,483, respectively........       1,624,052          1,162,748
  Additional paid-in capital.........     200,980,304         70,159,115
  Retained earnings..................      78,774,431         66,800,001
  Accumulated other comprehensive
     income..........................         677,000                  _
  Less treasury shares, at cost,
     49,484 shares...................        (120,950)          (120,950)
                                         ------------       ------------
          Total shareholders'
             equity..................     281,934,837        138,000,914
Commitments and contingencies........
                                         ------------       ------------
                                         $760,837,413       $241,895,697
                                         ============       ============

            See accompanying notes to consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                   YEAR ENDED DECEMBER 31,
                                         --------------------------------------------
                                             1999            1998            1997
                                         ------------    ------------    ------------
Sales................................    $877,838,540    $524,065,077    $325,229,015
Cost of sales........................     810,309,375     472,354,251     285,630,163
                                         ------------    ------------    ------------
          Gross profit...............      67,529,165      51,710,826      39,598,852
Selling, general and administrative
  expenses...........................      32,476,575      17,680,338      12,817,317
Amortization of goodwill.............       6,429,575       3,310,661       1,669,740
                                         ------------    ------------    ------------
          Income from operations.....      28,623,015      30,719,827      25,111,795
Interest expense.....................      (9,696,301)     (4,393,528)     (2,472,183)
Interest income......................         604,896         479,075       1,162,958
Other income.........................         744,868          84,663         149,276
                                         ------------    ------------    ------------
          Income before income taxes
             and extraordinary
             item....................      20,276,478      26,890,037      23,951,846
          Income tax expense.........       7,005,360      10,517,567       8,862,183
                                         ------------    ------------    ------------
          Income before extraordinary
             item....................      13,271,118      16,372,470      15,089,663
Extraordinary item  -- loss on
  extinguishment of debt.............      (1,296,688)              _               _
                                         ------------    ------------    ------------
               Net income............    $ 11,974,430    $ 16,372,470    $ 15,089,663
                                         ============    ============    ============
Earnings per share:
     Basic:
          Income before extraordinary
             item....................    $       0.94    $       1.41    $       1.31
          Extraordinary item.........           (0.09)              _               _
                                         ------------    ------------    ------------
          Earnings per share.........    $       0.85    $       1.41    $       1.31
                                         ============    ============    ============
     Diluted:
          Income before extraordinary
             item....................    $       0.88    $       1.35    $       1.26
          Extraordinary item.........           (0.08)              _               _
                                         ------------    ------------    ------------
          Earnings per share.........    $       0.80    $       1.35    $       1.26
                                         ============    ============    ============
Weighted average number of shares
  outstanding:
     Basic...........................      14,081,235      11,594,271      11,508,407
     Diluted.........................      15,009,842      12,098,349      12,003,741
                                         ============    ============    ============

            See accompanying notes to consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                                                                        ACCUMULATED
                                                           ADDITIONAL                      OTHER                        TOTAL
                                               COMMON       PAID-IN       RETAINED     COMPREHENSIVE    TREASURY    SHAREHOLDERS'
                                  SHARES       SHARES       CAPITAL       EARNINGS        INCOME         SHARES        EQUITY
                                ----------   ----------   ------------   -----------   -------------   ----------   -------------
Balances, December 31, 1996...  11,477,068   $1,147,706   $ 68,634,790   $35,337,868            _      $ (120,950)  $104,999,414
Stock options exercised.......      96,700        9,670        669,927             _            _               _        679,597
Federal tax benefit of stock
  options exercised...........           _            _        154,820             _            _               _        154,820
Net income(a).................           _            _              _    15,089,663            _               _     15,089,663
Other.........................           _            _        (51,937)            _            _               _        (51,937)
                                ----------   ----------   ------------   -----------     --------      ----------   ------------
Balances, December 31, 1997...  11,573,768    1,157,376     69,407,600    50,427,531            _        (120,950)   120,871,557
Stock options exercised.......      53,715        5,372        487,870             _            _               _        493,242
Federal tax benefit of stock
  options exercised...........           _            _        263,645             _                            _        263,645
Net income(a).................           _            _              _    16,372,470            _               _     16,372,470
                                ----------   ----------   ------------   -----------     --------      ----------   ------------
Balances, December 31, 1998...  11,627,483    1,162,748     70,159,115    66,800,001            _        (120,950)   138,000,914
Common shares issued in public
  offering net of expenses....   3,525,000      352,500     93,339,051             _            _               _     93,691,551
Stock options exercised.......      65,850        6,585        796,657             _            _               _        803,242
Federal tax benefit of stock
  options exercised...........           _            _        321,893             _            _               _        321,893
Common shares issued under
  Employee Stock Purchase
  Plan........................      22,193        2,219        451,588             _            _               _        453,807
Acquisition of Avex
  Electronics, Inc. ..........   1,000,000      100,000     35,912,000             _            _               _     36,012,000
Net income....................           _            _              _    11,974,430            _               _     11,974,430
Foreign currency translation
  adjustments.................           _            _              _             _      677,000               _        677,000
                                                                                                                    ------------
Comprehensive income..........           _            _              _             _            _               _     12,651,430
                                ----------   ----------   ------------   -----------     --------      ----------   ------------
Balances, December 31, 1999...  16,240,526   $1,624,052   $200,980,304   $78,774,431     $677,000      $ (120,950)  $281,934,837
                                ==========   ==========   ============   ===========     ========      ==========   ============

(a)  Net income and comprehensive income are the same for 1997 and 1998.

            See accompanying notes to consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 YEAR ENDED DECEMBER 31,
                                       -------------------------------------------
                                           1999            1998           1997
                                       -------------   ------------   ------------
Cash flows from operating activities:
  Net income.........................  $  11,974,430   $ 16,372,470   $ 15,089,663
  Adjustments to reconcile net income
     to net cash provided by
     operating activities:
     Depreciation and amortization...     24,636,726     13,306,975     10,150,586
     Amortization of premiums on
       marketable securities.........              _         46,026        342,193
     Deferred income taxes...........        840,796      2,305,482       (314,801)
     Federal tax benefit of stock
       options exercised.............        321,893        263,645        154,820
     Amortization of goodwill........      6,429,575      3,310,661      1,669,740
     Gain on the sale of property,
       plant and equipment...........       (454,622)        (3,696)       (86,973)
     Extraordinary loss on
       extinguishment of debt........      1,296,688              _              _
     Changes in operating assets and
       liabilities, net of effects
       from acquisitions of
       businesses:
       Accounts receivable...........     10,745,221      7,403,982       (589,806)
       Income taxes receivable.......     (1,532,912)      (806,749)        74,270
       Inventories...................    (10,681,325)    30,930,316    (13,033,625)
       Prepaid expenses and other
          assets.....................        734,667       (353,729)      (729,367)
       Accounts payable..............     38,489,889    (15,369,675)     7,341,651
       Accrued liabilities...........    (12,931,801)      (552,417)      (779,596)
                                       -------------   ------------   ------------
          Net cash provided by
             operations..............     69,869,225     56,853,291     19,288,755
Cash flows from investing activities:
  Additions to property, plant and
     equipment.......................    (23,871,457)   (12,204,071)   (10,352,112)
  Additions to capitalized
     software........................     (2,484,721)    (7,383,410)             _
  Proceeds from the sale of property,
     plant and equipment.............      1,467,684        182,810        168,912
  Acquisitions, net of cash
     acquired........................   (308,877,450)   (70,679,312)             _
  Proceeds from the sale of
     marketable securities...........              _     11,384,731              _
  Purchase of marketable
     securities......................              _              _     (2,264,716)
                                       -------------   ------------   ------------
       Net cash used in investing
          activities.................   (333,765,944)   (78,699,252)   (12,447,916)
Cash flows from financing activities:
  Net proceeds from public offering
     of common shares................     93,691,551              _        (51,937)
  Proceeds from issuance of long-term
     debt............................    221,700,000     40,000,000              _
  Principal payments on long-term
     debt............................    (58,473,174)   (16,174,777)      (239,165)
  Repayment premium on extinguishment
     of debt.........................     (1,994,905)             _              _
  Debt issuance costs................     (6,389,392)      (425,269)             _
  Proceeds from employee stock
     purchase plan...................        453,807              _              _
  Proceeds from stock options
     exercised.......................        803,242        493,242        679,597
                                       -------------   ------------   ------------
       Net cash provided by financing
          activities.................    249,791,129     23,893,196        388,495
                                       -------------   ------------   ------------
Effect of exchange rate changes......        465,788              _              _
                                       -------------   ------------   ------------
Net increase (decrease) in cash and
  cash equivalents...................    (13,639,802)     2,047,235      7,229,334
                                       -------------   ------------   ------------
Cash and cash equivalents at
 beginning of year...................     23,076,582     21,029,347     13,800,013
                                       -------------   ------------   ------------
Cash and cash equivalents at end of
 year................................  $   9,436,780   $ 23,076,582   $ 21,029,347
                                       =============   ============   ============
Supplemental disclosures of cash flow
  information:
     Income taxes paid...............  $   8,194,884   $  8,755,264   $  8,491,894
                                       =============   ============   ============
     Interest paid...................  $   8,603,752   $  4,264,706   $  2,537,089
                                       =============   ============   ============

            See accompanying notes to consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A)  BUSINESS

     Benchmark Electronics, Inc. (the Company) is a Texas corporation which provides electronics manufacturing and design services to original equipment manufacturers (OEMs) in select industries, including enterprise computer and peripherals, telecommunications, medical devices, industrial control, testing and instrumentation, high-end video/audio/entertainment and computers. The Company has manufacturing operations located in the Americas, Europe and Asia.

  (B)  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of Benchmark Electronics, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (C)  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

  (D)  INVENTORIES

     Inventories include material, labor and overhead and are stated at the lower of cost (principally first-in, first-out method) or market.

  (E)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the useful lives of the assets, which range from three to thirty years. Leasehold improvements are amortized on the straight-line method over the shorter of the useful life of the improvement or the remainder of the lease term.

  (F)  GOODWILL AND OTHER ASSETS

     Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the period of expected benefit of 15 years. The accumulated amortization of goodwill at December 31, 1999 and 1998 was $12,105,698 and $5,676,123, respectively. Other assets consist primarily of prepaid pension costs, capitalized software costs, which are amortized over the estimated useful life of the related software, and deferred financing costs, which are amortized over the life of the related debt. During 1999 and 1998, $2,484,721 and $7,383,410 of software costs were capitalized in connection with the new ERP system implementation. The accumulated amortization of deferred financing costs at December 31, 1999 and 1998 was $777,766 and $207,311, respectively.

  (G)  IMPAIRMENT

     In assessing and measuring the impairment of long-lived assets, the Company applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the long-lived asset or identifiable intangible being tested for impairment was acquired in a purchase business combination, the goodwill that arose in that transaction is included in the asset grouping in determining whether an impairment has occurred. If some but not all of the assets acquired in that transaction are being tested,

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

goodwill is allocated to the assets being tested for impairment based on the relative fair values of the long-lived assets and identifiable intangibles acquired at the acquisition date. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Additionally, where an impairment loss is recognized for long-lived assets and identifiable intangibles where goodwill has been allocated to the asset grouping, as described immediately above, the carrying amount of the allocated goodwill is impaired (eliminated) before reducing the carrying amounts of impaired long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     With respect to the carrying amounts of goodwill remaining after the testing for impairment of long-lived assets and identifiable intangibles, including enterprise level goodwill not subject to impairment testing under SFAS No. 121, the Company assesses such carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of such goodwill may not be recoverable. The Company assesses the recoverability of this goodwill by determining whether the amortization of goodwill over its remaining life can be recovered through undiscounted future operating cash flows of the acquired business. The amount of goodwill impairment, if any, is measured based on projected discounted operating cash flows compared to the carrying value of such goodwill.

     With respect to capitalized software costs, the Company assesses the carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of this long-lived asset may not be recoverable. Recoverability of capitalized software costs is measured by a comparison of excess future cash flows (i.e., cash flows in excess of carrying amounts of other long-lived assets, identifiable intangibles and goodwill) at a consolidated level. The measurement of impairment, if any, is based on the excess of the carrying value of the capitalized software costs over the discounted excess cash flows.

  (H)  EARNINGS PER SHARE

     Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding stock options to purchase common stock. Incremental shares of 928,607, 504,078, and 495,334 in 1999, 1998 and 1997, respectively, were used in the calculation of diluted earnings per share. Options to purchase 312,000, 3,000 and 124,000 shares of common stock in 1999, 1998 and 1997, respectively, were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock. The effect of the if-converted method for the 6% Convertible Subordinated Notes (the Notes) is antidilutive and the weighted average portion of the 1,995,025 of potential common shares has not been considered in computing diluted earnings per share in 1999.

  (I)  REVENUE RECOGNITION

     Revenues are recognized at the time the circuit boards are shipped to the customer, for both turnkey and consignment method sales. Under the consignment method, OEMs provide the Company with the electronic components to be assembled, and the Company recognizes revenue only on the labor used to assemble the product.

  (J)  INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  (K)  EMPLOYEE STOCK PLANS

     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its stock option plan and its Employee Stock Purchase Plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

  (L)  USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

  (M)  FAIR VALUES OF FINANCIAL INSTRUMENTS

     The fair values of the Company's cash equivalents, accounts receivable, accrued liabilities, and accounts payable approximated their carrying values due to the short-term maturities of these instruments. The estimated fair value of long-term debt is equivalent to its carrying value as the applicable interest rates approximate current market rates.

  (N)  CAPITALIZED SOFTWARE COSTS

     On January 1, 1998, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 establishes criteria for capitalizing certain costs related to internal-use software. The adoption of SOP 98-1 did not have a material impact on the Company's financial position and results of operations.

  (O)  FOREIGN CURRENCY

     For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of these translation adjustments are reported in other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income (expense) and totaled approximately $(1,549,000) in 1999.

  (P)  START-UP COSTS

     On January 1, 1999, the Company adopted the AICPA SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be expensed when SOP 98-5 is adopted. The Company adoption of SOP 98-5 did not have a material impact on the Company's financial position and results of operations.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

  (Q)  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company enters into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. For interest rate swaps, the differential to be paid or received is accrued and recognized in interest expense and may change as market interest rates change. If a swap is terminated prior to its maturity, the gain or loss is recognized over the remaining original life of the swap if the item hedged remains outstanding, or immediately, if the item hedged does not remain outstanding. If the swap is not terminated prior to maturity, but the underlying hedged item is no longer outstanding, the interest rate swap is marked to market and any unrealized gain or loss is recognized immediately.

  (R)  RECENTLY ENACTED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that companies recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company expects to adopt SFAS No. 133 on January 1, 2001, but has not determined the impact on its financial position, results of operations or liquidity.

NOTE 2 -- ACQUISITIONS

     On August 24, 1999, the Company completed the acquisition of all of the outstanding capital stock of AVEX Electronics, Inc. and Kilbride Holdings, B.V.
(AVEX) from J.M. Huber Corporation (Seller). AVEX has manufacturing plants or design centers in the United States in Huntsville, Alabama and Pulaski, Tennessee, and elsewhere in Campinas, Brazil, Csongrad, Hungary, Guadalajara, Mexico, Cork, Ireland, Singapore, East Kilbride, Scotland, and Katrineholm, Sweden. In consideration of the capital stock of AVEX, the Company paid $265.3 million in cash at closing, subject to certain adjustments, including a working capital adjustment, and issued one million shares of the Company's Common Stock to the Seller. In addition, the Company paid $5.2 million in acquisition costs. In order to finance the AVEX acquisition, the Company (i) obtained a term loan from a syndicate of commercial banks in the amount of $100 million, (ii) obtained a new revolving credit facility permitting draws of up to $125 million, subject to a borrowing base calculation, and borrowed $46 million under such facility and (iii) issued $80.2 million in Notes. In connection with the AVEX acquisition, the Company borrowed $30 million under the new revolving credit facility to refinance existing debt pursuant to the Company's prior Senior Note (see Note 5). The AVEX acquisition was accounted for using the purchase method of accounting, and, accordingly, the results of operations of AVEX since August 24, 1999 have been included in the accompanying consolidated statements of income.

     The acquisition resulted in goodwill of approximately $131.1 million that is being amortized on a straight-line basis over 15 years. Pursuant to the terms of the purchase agreement in connection with the acquisition of AVEX on August 24, 1999, the Company was required to agree upon a closing working capital adjustment with the Seller by November 22, 1999. The Company was unable to reach an agrement with the Seller prior to the November 22, 1999 deadline and has entered into several agreements extending this deadline. At the present time, the parties still have not reached an agreement and have hired an independent accounting firm to serve as arbitrator to resolve the dispute and to calculate the final closing working capital adjustment. The Company is unable to predict when the arbitrator will be releasing its findings but estimated that the net closing working capital adjustment will be in the range of $20 to $40 million. Management has made its best estimate of the ultimate resolution of this arbitration proceeding. However, the final working capital adjustment could have a significant effect on the final purchase price and the allocation of the purchase price.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

     The net purchase price has been allocated as follows (in thousands):

Working capital, other than cash.....    $ 135,040
Property, plant and equipment........       71,492
Goodwill.............................      131,134
Other assets.........................        9,567
Other liabilities....................       (5,629)
Deferred income taxes................       (1,229)
Long-term debt.......................       (4,457)
                                         ---------
     Purchase price, net of cash
       received......................    $ 335,918
                                         =========
Net cash portion of purchase price...    $ 266,570
Estimated adjustments to cash portion
 of purchase price...................       33,336
Common stock issued..................       36,012
                                         ---------
     Purchase price, net of cash
      received.......................    $ 335,918
                                         =========

     On March 1, 1999, the Company acquired certain equipment and inventories from Stratus Computer Ireland (Stratus), a wholly owned subsidiary of Ascend Communications, Inc. (Ascend) for approximately $42.3 million in cash, as adjusted. The acquisition price was allocated $6.1 million to equipment and other assets, and $36.2 million to inventories. Stratus provided systems integration services for large and sophisticated fault-tolerant mainframe computers. In connection with the transaction, the Company entered into a three-year supply agreement to provide these system integration services to Ascend and Stratus Holdings Limited and the Company hired approximately 260 employees.

     On February 23, 1998, the Company completed its acquisition of Lockheed Commercial Electronics Company (LCEC) for $70.7 million in cash. LCEC, situated in Hudson, New Hampshire, provides a broad range of services including printed circuit board assembly and test, system assembly and test, prototyping, depot repair, materials procurement, and engineering support services. The transaction was accounted for under the purchase method of accounting, and, accordingly, the results of operations of LCEC since February 23, 1998 have been included in the accompanying consolidated statements of income. The acquisition resulted in goodwill of approximately $29.5 million that is being amortized on a straight-line basis over 15 years.

     The net purchase price was allocated as follows (in thousands):

Working capital, other than cash.....    $30,575
Property, plant and equipment........     15,905
Goodwill.............................     29,536
Other liabilities....................     (3,096)
Deferred income taxes................     (2,241)
                                         -------
     Purchase price, net of cash
      received.......................    $70,679
                                         =======

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

     The following unaudited pro forma condensed consolidated financial information reflects the acquisition of AVEX as if it had occurred on January 1 of each year, and the acquisition of LCEC as if it had occurred on January 1, 1998. The summary pro forma information is not necessarily representative of what the Company's results of operations would have been had the acquisitions of AVEX and LCEC in fact occurred on those dates, and is not intended to project the Company's results of operations for any future period or date.

                                            1999             1998
                                         ----------       ----------
                                               (IN THOUSANDS,
                                           EXCEPT PER SHARE DATA)
Net sales............................    $1,518,013       $1,389,380
Gross profit.........................        75,510           33,729
Income (loss) from operations........         4,522          (45,144)
Income (loss) before extraordinary
 item................................       (11,951)         (45,734)
Extraordinary item  -- loss on
  extinguishment of debt.............        (1,297)          --
Net loss.............................       (13,248)         (45,734)
Earnings (loss) per share:
     Basic and diluted:
       Income (loss) before
        extraordinary item...........    $    (0.78)      $    (3.27)
       Extraordinary item............         (0.08)          --
                                         ----------       ----------
       Net income (loss).............    $    (0.86)      $    (3.27)
                                         ==========       ==========
Weighted average number of shares
 outstanding:
     Basic...........................        15,387           13,990
     Diluted.........................        15,387           13,990

NOTE 3 -- INVENTORIES

     Inventory costs are summarized as follows:

                                                DECEMBER 31,
                                         ---------------------------
                                             1999           1998
                                         ------------    -----------
Raw materials........................    $191,952,023    $42,740,718
Work in process......................      42,602,796     14,487,797
Obsolescence reserve.................     (20,000,456)    (3,510,268)
                                         ------------    -----------
                                         $214,554,363    $53,718,247
                                         ============    ===========

     During 1999, the Company added inventory reserves in connection with the acquisition of AVEX totaling $14,578,706. In addition, the Company charged $1,911,482 to operating expenses.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                             1999              1998
                                         ------------       -----------
Land.................................    $  2,910,509       $   391,969
Buildings............................      24,775,691         8,441,221
Machinery and equipment..............     132,867,646        64,189,215
Furniture and fixtures...............      11,041,208         6,856,395
Vehicles.............................         286,174            14,383
Leasehold improvements...............       3,394,352           750,111
Construction in progress.............         498,325           182,870
                                         ------------       -----------
                                         $175,773,905       $80,826,164
                                         ============       ===========

NOTE 5 -- BORROWING FACILITIES

     Other long-term debt consists of the following:

                                             1999              1998
                                         ------------       -----------
Term loan............................    $ 97,000,000       $24,000,000
Senior note..........................               _        30,000,000
Other................................       3,294,382           310,556
                                         ------------       -----------
     Total other long-term debt......     100,294,382        54,310,556
Less current installments............      19,183,736         8,199,910
                                         ------------       -----------
     Other long-term debt............    $ 81,110,646       $46,110,646
                                         ============       ===========

     In order to finance the acquisition of AVEX, the Company obtained
$100 million through borrowings under a five-year term loan (the Term Loan) through a syndicate of commercial banks. Principal on the Term Loan is payable in quarterly installments in annual amounts of $16 million in 2000, $18 million in 2001, $20 million in 2002, $22 million in 2003 and $21 million in 2004. The Term Loan bears interest, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 2.50% or its prime rate plus 0.00% to 1.00%, based upon the Company's debt ratio as specified in the agreement and interest is payable quarterly. As of December 31, 1999, the Company had $97 million outstanding under the Term Loan, bearing interest at rates ranging from 8.6875% to 8.75%. As of December 31, 1998, the Company had $24 million outstanding under a previous term loan obtained in connection with the acquisition of LCEC. In June 1999, the Company repaid all amounts outstanding under the previous term loan with the proceeds from a public offering of the Company's common stock.

     In connection with the financing of the acquisition of AVEX, the Company prepaid the 8.02% Senior Note (the Senior Note) due 2006. An extraordinary loss of $1,296,688 (net of income tax benefit of $698,217) was incurred as a result of the early extinguishment of the Senior Note.

     The Company has a $125 million revolving line of credit facility (the Revolving Credit Facility) with a commercial bank. The Company is entitled to borrow under the Revolving Credit Facility up to the lesser of $125 million or the sum of 75% of its eligible accounts receivable, 45% of its eligible inventories and 50% of its eligible fixed assets. Interest on the Revolving Credit Facility is payable quarterly, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 2.50% or its prime rate plus 0.00% to 1.00%, based upon the Company's debt ratio as specified in the agreement. A commitment fee of 0.375% to 0.500% per annum on the unused portion of the Revolving Credit

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

Facility is payable quarterly in arrears. The Revolving Credit Facility matures on September 30, 2004. As of December 31, 1999, the Company had $41.5 million outstanding under the Revolving Credit Facility, bearing interest at rates ranging from 8.6875% to 9.5%, $5.2 million outstanding letters of credit and $41.9 million was available for future borrowings.

     The Term Loan and the Revolving Credit Facility (collectively the Facility) is secured by the Company's domestic inventory and accounts receivable, 100% of the stock of the Company's domestic subsidiaries, and 65% of the voting capital stock of each direct foreign subsidiary and substantially all of the other tangible and intangible assets of the Company and its domestic subsidiaries. The Facility contains customary financial covenants and restricts the ability of the Company to incur additional debt without the consent of the bank, to pay dividends, to sell assets, and to merge or consolidate with other persons.

     In August 1999, the Company issued $80.2 million principal amount of the Notes due August 15, 2006. The Notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time after 90 days following the date of original issuance and prior to maturity, into shares of the Company's common stock at an initial conversion price of $40.20 per share, subject to adjustment in certain events. The Notes are convertible into a total of 1,995,025 shares of the Company's common stock. Interest is payable
February 15 and August 15 each year, commencing on February 15, 2000.

     The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 1999 are as follows: 2000, $19,183,736; 2001, $18,019,693; 2002, $20,020,699; 2003, $22,021,756; and 2004, $62,548,498.

NOTE 6 -- COMMITMENTS

     The Company leases certain manufacturing equipment, office equipment, vehicles and office, warehouse and manufacturing facilities under operating leases. Some of the leases provide for escalation of the lease payments as maintenance costs and taxes increase. The leases expire through 2010. Leases for office space and manufacturing facilities generally contain renewal options. Rental expense for each of the years in the three-year period ended
December 31, 1999 was $3,862,011, $2,493,146 and $1,354,607, respectively.

     The Company leases manufacturing and office facilities in Minnesota from a partnership whose partners include stockholders and a director of the Company. These operating leases have initial terms of eight to ten years, expiring through August 2006 with annual renewals thereafter. Total rent expense associated with these leases for the years ended December 31, 1999, 1998 and 1997 was $826,753, $828,900 and $828,900, respectively.

     In connection with the acquisition of AVEX, the Company assumed prepaid operating leases of manufacturing equipment with initial terms of three years that expire through 2001. The lease expense associated with these leases for the period from August 24 through December 31, 1999 was $1,522,031.

     The Company has no significant capital lease obligations. Aggregate annual rental payments on future lease commitments at December 31, 1999 were as follows:

   2000        2001         2002         2003         2004      THEREAFTER      TOTAL
----------  ----------   ----------   ----------   ----------   ----------   -----------
$5,626,948  $4,190,230   $3,780,602   $3,401,926   $1,622,514   $4,337,468   $22,959,688

     The Company enters into contractual commitments to deliver products and services in the ordinary course of business. The Company believes that all such contractual commitments will be met or

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

renegotiated such that no material adverse financial impact on the Company's financial position, results of operations or liquidity will result from these commitments.

NOTE 7 -- COMMON STOCK AND STOCK OPTION PLANS

     During 1999, the Company issued 3,525,000 shares of common stock in a public offering for net proceeds of $93,691,551.

     The Company's stock option plan authorizes the Company, upon recommendation of the compensation committee of the Board of Directors, to grant options to purchase a total of 3,200,000 shares of the Company's common stock to key employees of the Company.

     The stock option plan provides for the discretionary granting by the Company of "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, as well as non qualified stock options. The exercise price of any incentive stock option must not be less than the fair market value of the common stock on the date of grant. The stock options will terminate no later than 10 years after the date of grant. Although options may vest in increments over time, they historically have become 20% vested two years after the options are granted and 100% vested after 5 years.

     In December of 1994, the Board of Directors of the Company adopted the Benchmark Electronics, Inc., 1994 Stock Option Plan for Non-Employee Directors (the "Plan") for the benefit of members of the Board of Directors of the Company or its Affiliates who are not employees of the Company or its Affiliates (as defined in the Plan). The aggregate number of shares of common stock for which options may be granted under the Plan is 200,000.

     Under the terms of the Plan, each member of the Board of Directors of the Company or its Affiliates who was not an employee of the Company or any of its Affiliates on the date of the grant (a "Non-Employee Director") will receive a grant of an option to purchase 3,000 shares of the Company's common stock upon the date of his election or re-election to the Board of Directors. Additionally, any Non-Employee Director who was a director on the date the Board of Directors adopted the Plan received (a) an option to purchase 6,000 shares of common stock for the fiscal year in which the Plan was adopted by the Board of Directors and
(b) an option to purchase shares of common stock in amount equal to (i) 6,000, multiplied by (ii) the number of consecutive fiscal years (immediately preceding the fiscal year during which the Plan was adopted) that the individual served as a director of the Company, provided that the number under clause (ii) shall not exceed three (3). During 1999, 1998 and 1997, pursuant to the Plan, 12,000, 12,000 and 24,000 options, respectively, were granted to Directors to purchase shares of common stock at an exercise price of $32.13, $21.38 and $16.32 per share, respectively.

     In April, 1999, the Board of Directors adopted the Benchmark Electronics, Inc. Employee Stock Purchase Plan (the Purchase Plan). Under the Purchase Plan, employees meeting specific employment qualifications are eligible to participate and can purchase shares semi-annually through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions for up to the lesser of 17% of qualified compensation or $25,000. As of December 31, 1999, 477,840 shares remain available for issuance under the Purchase Plan. The weighted-average fair value of the purchase rights granted during 1999 was $7.22.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

     The following table summarizes the activities relating to the Company's stock option plans:

                                                            WEIGHTED
                                         NUMBER OF           AVERAGE
                                           SHARES        EXERCISE PRICE
                                         ----------      ---------------
Balance at December 31, 1996.........    1,357,660           $ 12.00
  Granted............................      426,000           $ 19.27
  Exercised..........................      (96,700)          $  7.03
  Canceled...........................      (96,800)          $ 15.95
                                         ---------           -------
Balance at December 31, 1997.........    1,590,160           $ 14.11
  Granted............................      653,000           $ 20.99
  Exercised..........................      (53,715)          $  9.18
  Canceled...........................      (80,000)          $ 17.94
                                         ---------           -------
Balance at December 31, 1998.........    2,109,445           $ 16.22
  Granted............................      715,650           $ 31.01
  Exercised..........................      (65,850)          $ 12.20
  Canceled...........................     (145,850)          $ 24.09
                                         ---------           -------
Balance at December 31, 1999.........    2,613,395           $ 19.93
                                         =========           =======

     The following table summarizes information concerning currently outstanding and exercisable options:

                                                   OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                                     ------------------------------------------------       ------------------------------
                                                          WEIGHTED
                                                          AVERAGE           WEIGHTED                            WEIGHTED
              RANGE OF                                  OUTSTANDING         AVERAGE                              AVERAGE
              EXERCISE                  NUMBER          CONTRACTUAL         EXERCISE           NUMBER           EXERCISE
               PRICES                OUTSTANDING            LIFE             PRICE          EXERCISABLE           PRICE
              --------               ------------       ------------       ----------       ------------       -----------
    $4.38-$10....................       158,700             3.16             $ 7.37           158,700            $ 7.42
    $10-$15......................       810,795             5.83             $13.18           504,345            $12.74
    $15-$20......................       512,900             7.46             $17.44            84,480            $15.56
    $20-$25......................       351,850             7.95             $21.93            15,120            $21.89
    $25-$30......................       298,000             8.58             $28.40            24,000            $26.50
    $30-$35......................       481,150             9.05             $31.42            12,000            $32.13
                                      ---------                                               -------
                                      2,613,395                                               798,645
                                      =========                                               =======

     At December 31, 1999, the range of exercise prices and weighted average remaining contractual life of outstanding options was $4.38 -- $32.13 and 7.39 years, respectively.

     At December 31, 1999, 1998 and 1997, the number of options exercisable was 798,645, 646,185 and 492,920, respectively, and the weighted average exercise price of those options was $12.86, $11.51 and $10.30, respectively.

     The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been approximately $7,923,820, or $0.53 per share diluted during 1999, $13,916,901, or $1.15 per share diluted during 1998, and $13,396,245, or $1.11 per share diluted during 1997. The weighted average fair value of the options granted during 1999, 1998, and 1997 is estimated as $9.06, $6.41 and $8.55, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: no dividend

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

yield for all years, volatility of 50% for 1999 and 30% for 1998 and 1997, risk-free interest rate of 4.46% to 5.83% in 1999, 4.33% to 5.86% in 1998 and 5.46% to 6.57% in 1997, assumed annual forfeiture rate of 16% for 1999 and 5% for 1998 and 1997, and an expected life of 4 years in 1999, 4 years in 1998 and 5 years in 1997.

NOTE 8 -- INCOME TAXES

     Income tax expense (benefit) based on income before income taxes and extraordinary item consists of:

                                                YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                           1999          1998           1997
                                        ----------    -----------    ----------
Federal -- current...................   $2,996,245    $ 7,275,581    $8,178,203
State -- current.....................      908,337        936,504       998,781
Foreign -- current...................    2,259,982              _             _
Federal/state -- deferred............    1,146,422      2,305,482      (314,801)
Foreign -- deferred..................     (305,626)             _             _
                                        ----------    -----------    ----------
                                        $7,005,360    $10,517,567    $8,862,183
                                        ==========    ===========    ==========

     Total income tax expense for 1999 is $6,307,143, including the $698,217 benefit allocated to the extraordinary loss. Additionally, a benefit of $818,955 was allocated to goodwill for initial recognition of acquired tax benefits for which no benefit had been provided.

     Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate to income before income tax and extraordinary item as a result of the following:

                                                YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                           1999          1998           1997
                                        ----------    -----------    ----------
Tax at statutory rate................   $7,096,768    $ 9,411,513    $8,383,146
State taxes, net of federal
 benefit.............................      590,419        608,728       649,203
Tax exempt interest..................     (208,331)      (165,288)     (386,658)
Tax benefit from use of foreign sales
  corporation........................     (340,740)      (349,727)     (393,839)
Effect of foreign operations.........   (1,615,644)       132,364             _
Amortization of goodwill.............    1,481,304      1,122,751       562,413
Other................................        1,584       (242,774)       47,918
                                        ----------    -----------    ----------
Total income tax expense.............   $7,005,360    $10,517,567    $8,862,183
                                        ==========    ===========    ==========

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                              DECEMBER 31,
                                        -------------------------
                                           1999          1998
                                        -----------   -----------
Deferred tax assets:
  Carrying values of inventories.....   $   946,321   $ 1,358,217
  Accrued liabilities deductible for
     tax purposes on a cash basis....     1,387,553     1,130,111
  Net operating loss carryforwards...     5,079,005             _
                                        -----------   -----------
                                          7,412,879     2,488,328
Less valuation allowance.............    (5,079,005)            _
                                        -----------   -----------
  Net deferred tax assets............   $ 2,333,874   $ 2,488,328
                                        ===========   ===========
Deferred tax liabilities:
  Plant and equipment, due to
     differences in depreciation.....   $(5,548,060)  $(4,442,867)
Other................................      (117,231)     (126,787)
                                        -----------   -----------
Gross deferred tax liability.........    (5,665,291)   (4,569,654)
                                        -----------   -----------
  Net deferred tax liability.........   $(3,331,417)  $(2,081,326)
                                        ===========   ===========

     The valuation allowance for deferred tax assets as of January 1, 1999 and 1998 was zero. The net change in the total valuation allowance for the year ended December 31, 1999 was an increase of $5,079,005. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1999. At December 31, 1999, the Company had operating loss carryforwards of approximately $16.2 million and $3.4 million in Singapore and Brazil, respectively, with unlimited loss carry-forward lives pursuant to local country tax laws. The utilization of these net operating loss carryforwards is limited to the future operations of the Company in the tax jurisdictions in which such carryforwards arose. Any tax benefits that are realized in the future from the utilization of these carryforwards will be reported as a reduction of goodwill.

     Worldwide income before income taxes and extraordinary item for the years ended December 31, 1999, 1998 and 1997, consisted of the following (in thousands):

                                          1999          1998          1997
                                         -------       -------       -------
United States........................    $10,294       $27,336       $23,952
Foreign..............................      9,982          (446)            _
                                         -------       -------       -------
                                         $20,276       $26,890       $23,952
                                         =======       =======       =======

     Cumulative undistributed earnings of the foreign subsidiaries amounted to $13.5 million as of December 31, 1999. The Company considers earnings from its foreign subsidiaries to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

these earnings. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to adjustment for foreign tax credits).

     In addition, for a period of up to ten years the Company will be subject to taxes in Ireland at rates substantially less than the statutory tax rates for that jurisdiction. As a result of these reduced rates, income tax expense for the year ended December 31, 1999 is approximately $998,000 (approximately $0.07 per share diluted) lower than the amount computed by applying the statutory tax rates.

NOTE 9 -- MAJOR CUSTOMERS

     The Company's customers operate in industries that are, to a varying extent, subject to rapid technological change, vigorous competition and short product life cycles. Developments adverse to the electronics industry, the Company's customers or their products could impact the Company's overall credit risk.

     The Company extends credit based on evaluation of its customers' financial condition and generally does not require collateral or other security from its customers and would incur an accounting loss equal to the carrying value of the accounts receivable if its customer failed to perform according to the terms of the credit arrangement. During 1999, the Company added allowance for doubtful accounts in connection with the acquisition of AVEX totaling $7,332,472 and charged $272,951 to operating expenses.

     Sales to major customers were as follows for the indicated periods:

                                             YEAR ENDED DECEMBER 31,
                                         --------------------------------
                                           1999        1998        1997
                                         --------    --------    --------
                                                  (IN THOUSANDS)
Customer A...........................    $153,694    $ 58,424    $120,500
Customer B...........................     143,173     148,674           _
Customer C...........................      46,838           _           _
Customer D...........................      46,776           _           _
Customer E...........................       *          70,908      42,983

------------

* During 1999, this major customer underwent a period of organizational change.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

NOTE 10 -- SEGMENT AND GEOGRAPHIC INFORMATION

     The Company has 14 manufacturing facilities in the Americas, Europe, and Asia regions to serve its customers. The Company is operated and managed geographically. The Company's management evaluates performance and allocates the Company's resources on a geographic basis. Intersegment sales, primarily constituting sales from the Americas to Europe, are generally recorded at prices that approximate arm's length transactions. Operating segments' measure of profitability is based on income from operations. Certain corporate expenses, including items such as insurance and software licensing costs, are allocated to these operating segments and are included for performance evaluation. Amortization expense associated with capitalized software costs is allocated to these operating segments, but the related assets are not allocated. The accounting policies for the reportable operating segments are the same as for the Company taken as a whole. Beginning in 1999, the Company had three reportable operating segments: the Americas, Europe, and Asia. Prior to the acquisitions in 1999, all of the Company's operations were in the Americas region. Information about operating segments for the fiscal year ended
December 31, 1999, was as follows:

                                              1999
                                         ---------------
                                         (IN THOUSANDS)
Net sales:
     Americas........................       $724,963
     Europe..........................        219,393
     Asia............................         14,393
     Elimination of intersegment
       sales.........................        (80,910)
                                            --------
                                            $877,839
                                            ========
Depreciation and amortization:
     Americas........................       $ 19,221
     Europe..........................          5,180
     Asia............................            235
     Corporate -- goodwill...........          6,430
                                            --------
                                            $ 31,066
                                            ========
Income from operations:
     Americas........................       $ 26,140
     Europe..........................         11,040
     Asia............................            826
     Corporate and intersegment
       eliminations..................         (9,383)
                                            --------
                                            $ 28,623
                                            ========
Capital expenditures:
     Americas........................       $ 20,364
     Europe..........................          3,347
     Asia............................            160
                                            --------
                                            $ 23,871
                                            ========
Total assets:
     Americas........................       $424,521
     Europe..........................        128,814
     Asia............................         12,808
     Corporate.......................        194,694
                                            --------
                                            $760,837
                                            ========

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

     Corporate assets consist primarily of goodwill, capitalized software costs and debt financing costs.

     The following enterprise-wide information is provided in accordance with SFAS No.131. Geographic net sales information reflects the destination of the product shipped. Long-lived assets information is based on the physical location of the asset.

                                              1999
                                         --------------
                                         (IN THOUSANDS)

Net sales derived from:
     Printed circuit boards..........       $756,552
     Systems integration and box
      build..........................        121,287
                                            --------
                                            $877,839
                                            ========
Geographic net sales:
     United States...................       $659,134
     Europe..........................        168,193
     Asia and other..................         50,512
                                            --------
                                            $877,839
                                            ========
Long-lived assets:
     United States...................       $ 99,221
     Europe..........................         24,538
     Asia and other..................         21,874
                                            --------
                                            $145,633
                                            ========

NOTE 11 -- EMPLOYEE BENEFIT PLANS

     The Company has defined contribution plans qualified under Section 401(k) of the Internal Revenue Code for the benefit of its U.S. employees. The plans cover all U.S. employees with at least one year of service. Under the provisions of the plans, the Company will match a portion of each participant's contribution. The Company may also make discretionary contributions to the plans. During 1999, 1998 and 1997 the Company made contributions to the plans of approximately $1,659,000, $689,000 and $430,000, respectively.

     Effective May 6, 1992, the Company adopted an Incentive Bonus Plan (Bonus
Plan) for the benefit of its employees, including executive officers. The Bonus Plan replaced the Company's Incentive Bonus Plan which was adopted in 1990. The Bonus Plan is administered by the Compensation Committee. The total amount of cash bonus awards to be made under the Bonus Plan for any plan year depends primarily on the Company's sales and net income for such year.

     For any plan year, the Company's sales and net income must meet or exceed, or in combination with other factors satisfy, levels targeted by the Company in its business plan, as established at the beginning of each fiscal year, for any bonus awards to be made. Aggregate bonus awards to all participants under the Bonus Plan may not exceed 7% of the Company's net income. The Compensation Committee has the authority to determine the total amount of bonus awards, if any, to be made to the eligible employees for any plan year based on its evaluation of the Company's financial condition and results of operations, the Company's business and prospects, and such other criteria as it may determine to be relevant or appropriate. No bonus amounts were accrued or expensed in 1999. The Company expensed $1,434,000 in 1998 and $738,000 in 1997 in conjunction with the Bonus Plan.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

     AVEX had a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation. The AVEX defined benefit pension plan was frozen on September 12, 1999 and terminated effective December 31, 1999.

     In addition to the AVEX defined benefit pension plan, AVEX had a post-retirement medical plan that provides postretirement medical benefits to full-time employees who meet minimum age and service requirements. The plan is subject to cost-sharing features such as deductibles and coinsurance. The AVEX post-retirement medical plan was frozen as to eligibility on October 31, 1999, and will not provide medical benefits to any additional participant.

     The following table sets forth the AVEX plans' benefit obligations, fair value of plan assets, and funded status at December 31, 1999.

                                         POSTRETIREMENT
PENSION                                     BENEFITS          BENEFITS
-------                                  --------------       --------
                                                (IN THOUSANDS)
Change in benefit obligation:
Benefit obligation at August 24......       $ 12,452          $ 5,788
Service cost.........................              _              136
Interest cost........................            322              153
Benefits paid........................           (399)             (55)
Actuarial loss.......................             29              245
                                            --------          -------
Benefit obligation at end of year....         12,404            6,267
                                            --------          -------
Change in plan assets:
Fair value of plan assets at August
  24.................................         18,034                _
Actual return on plan assets.........            998                _
Employer contribution................              _               55
Benefits paid........................           (399)             (55)
                                            --------          -------
Fair value of plan assets at end of
  year...............................         18,633                _
                                            --------          -------
Funded status........................          6,229           (6,267)
Unrecognized actuarial losses
  (gains)............................           (647)             478
                                            --------          -------
Prepaid (accrued) benefit cost
  recognized in the consolidated
  balance sheet......................       $  5,582          $(5,789)
                                            ========          =======
Weighted-average assumptions:
Discount rate........................           8.0%            7.75%
Expected return on plan assets.......           9.0%              N/A

     For measurement purposes, a 8.0% annual rate of increase in the per capita cost of covered health care costs was assumed for 2000. The rate was assumed to decrease gradually to 5.0% for 2006 and remain level thereafter.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- (CONTINUED)

     The components of net periodic benefit costs for the period are as follows:

                                           PENSION      POSTRETIREMENT
                                          BENEFITS         BENEFITS
                                         -----------    --------------
                                           AUGUST 24 TO DECEMBER 31,
                                         -----------------------------
                                            1999             1999
                                         -----------    --------------
                                                (IN THOUSANDS)
Service cost.........................    $     _        $     136
Interest cost........................         322             153
Expected return on assets............        (524)              _
                                           ------           -----
Net periodic benefit costs
 (income)............................      $ (202)          $ 289
                                           ======           =====

NOTE 12 -- CONCENTRATIONS OF BUSINESS RISK

     Substantially all of the Company's sales are derived from EMS in which the Company purchases components specified by its customers. The Company uses numerous suppliers of electronic components and other materials for its operations. Some components used by the Company have been subject to industry-wide shortages, and suppliers have been forced to allocate available quantities among their customers. The Company's inability to obtain any needed components during periods of allocation could cause delays in manufacturing and could adversely affect results of operations.

NOTE 13 -- CONTINGENCIES

     On October 18, 1999, the Company announced that its third quarter earnings announcement would be delayed and subsequently, on October 22, the Company announced its earning for the third quarter were below the level of the same periods during 1998 and were below expectations. Several class action lawsuits were filed in federal district court in Houston, Texas against the Company and two of its officers and directors alleging violations of the federal securities laws. The lawsuit seeks to recover unspecified damages. The Company denies the allegations in the lawsuits, however, and further denies that such allegations provide a basis for recovery of damages as the Company believes that it has made all required disclosures on a timely basis. Management intends to vigorously defend against these actions. At the present time, the Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

     Benchmark filed suit against Seller in the United States District Court for the Southern District of Texas for breach of contract, fraud and negligent misrepresentation on December 14, 1999 and is seeking an unspecified amount of damages in connection with the Amended and Restated Stock Purchase Agreement dated August 12, 1999 between the parties whereby Benchmark acquired all of the stock of AVEX from Seller. On January 5, 2000, Seller filed suit in the United States District Court for the Southern District of New York alleging that Benchmark failed to comply with certain obligations under the contract requiring Benchmark to register shares of its common stock issued to Seller as partial consideration for the acquisition. Seller's suit has been consolidated with Benchmark's suit in the United States District Court for the Southern District of Texas. Management intends to vigorously pursue its claims against Seller and defend against Seller's allegations. At the present time, the Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

     The Company is also involved in various other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                             MARCH 31,
                                                               2000
                                                             ---------
                                                            (UNAUDITED)
               ASSETS
Current assets:
          Cash and cash equivalents .....................    $   1,073
          Accounts receivable, net ......................      224,376
          Income taxes receivable .......................        3,985
          Inventories ...................................      249,720
          Prepaid expenses and other assets .............       15,636
          Deferred tax asset ............................        2,347
                                                             ---------
               Total current assets .....................      497,137
                                                             ---------
     Property, plant and equipment ......................      178,084
     Accumulated depreciation ...........................      (56,262)
                                                             ---------
               Net property, plant and equipment ........      121,822
                                                             ---------
     Other assets, net ..................................       23,648
     Goodwill, net ......................................      169,225
                                                             ---------
                                                             $ 811,832
                                                             =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
          Current installments of other long-term debt ..    $  19,011
          Accounts payable ..............................      216,117
          Accrued liabilities ...........................       28,726
                                                             ---------
               Total current liabilities ................      263,854
     Revolving line of credit ...........................       95,100
     Convertible subordinated notes .....................       80,200
     Other long-term debt, excluding current installments       76,611
     Other long-term liability ..........................        5,789
     Deferred income taxes ..............................        5,747
     Shareholders' equity:
          Preferred shares, $0.10 par value;
           5,000,000 shares authorized, none issued .....         --
          Common shares, $0.10 par value; 30,000,000
           shares authorized; issued ....................         --
           16,326,910; outstanding -- 16,277,426 ........        1,628
          Additional paid-in capital ....................      201,732
          Retained earnings .............................       80,751
          Accumulated other comprehensive income ........          540
          Less treasury shares, at cost; 49,484 shares ..         (120)
                                                             ---------
               Total shareholders' equity ...............      284,531
          Commitments and contingencies
                                                             ---------
                                                             $ 811,832
                                                             =========

     See accompanying notes to condensed consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                           THREE MONTHS ENDED
                                                MARCH 31,
                                         -----------------------
                                           2000           1999
                                         --------       --------
Sales................................    $349,155       $146,546
Cost of sales........................     325,509        131,856
                                         --------       --------
          Gross profit...............      23,646         14,690
Selling, general and administrative
  expenses...........................      12,681          4,950
Amortization of goodwill.............       3,220            910
                                         --------       --------
          Income from operations.....       7,745          8,830
Interest expense.....................      (5,563)        (1,125)
Other income.........................         828            216
                                         --------       --------
          Income before income taxes.       3,010          7,921
Income tax expense...................       1,033          2,884
                                         --------       --------
          Net income.................    $  1,977       $  5,037
                                         ========       ========
Earnings per share:
     Basic...........................    $   0.12       $   0.43
     Diluted.........................    $   0.12       $   0.40
                                         ========       ========
Weighted average number of shares
  outstanding:
     Basic...........................      16,248         11,655
     Diluted.........................      17,173         12,703
                                         ========       ========

       See accompanying notes to condensed consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)
                                  (UNAUDITED)

                                           THREE MONTHS ENDED
                                                MARCH 31,
                                         -----------------------
                                           2000           1999
                                         --------       --------
Cash flows from operating activities:
  Net income.........................    $  1,977       $  5,037
  Adjustments to reconcile net income
     to net cash provided by (used
     in) operating activities:
     Depreciation and amortization...      12,860          4,818
     Deferred income taxes...........          91             47
     Gain on the sale of property,
       plant and equipment...........          (9)           (34)
     Federal tax benefit of stock
       options exercised.............         249            211
  Changes in operating assets and
     liabilities, net of effects from
     acquisitions:
     Accounts receivable.............     (27,122)       (23,366)
     Inventories.....................     (34,754)        (2,718)
     Prepaid expenses and other
       assets........................          49           (323)
     Accounts payable................        (384)        30,608
     Accrued liabilities.............        (532)         1,599
     Other long term liability.......        (150)             _
     Income taxes receivable.........        (634)         2,568
                                         --------       --------
          Net cash provided by (used
             in) operations..........     (48,359)        18,447
                                         --------       --------
Cash flows from investing activities:
  Capital expenditures, net..........      (9,359)        (3,956)
  Additions to capitalized software..        (466)          (734)
  Acquisitions.......................           _        (48,000)
                                         --------       --------
          Net cash used in investing
             activities..............      (9,825)       (52,690)
                                         --------       --------
Cash flows from financing activities:
  Debt issuance costs................           _           (152)
  Proceeds from issuance of debt.....      53,600         25,000
  Proceeds from stock options
    exercised........................         507            438
  Principal payments on other
    long-term debt...................      (4,673)        (2,036)
                                         --------       --------
          Net cash provided by
             financing activities....      49,434         23,250
                                         --------       --------
Effect of exchange rate changes......         386              _
                                         --------       --------
Net decrease in cash and cash
equivalents..........................      (8,364)       (10,993)
  Cash and cash equivalents at
    beginning of year................       9,437         23,077
                                         --------       --------
  Cash and cash equivalents at
    March 31.........................    $  1,073       $ 12,084
                                         ========       ========
Supplemental disclosures of cash flow
  information:
  Income taxes paid..................    $     18       $     57
                                         ========       ========
  Interest paid......................    $  6,223       $  1,610
                                         ========       ========

       See accompanying notes to condensed consolidated financial statements.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 (AMOUNTS IN THOUSANDS, UNLESS OTHERWISE NOTED)
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     Benchmark Electronics, Inc. (the Company) is a Texas corporation which provides electronics manufacturing and design services to original equipment manufacturers (OEMs) in select industries, including enterprise computer and peripherals, telecommunications, medical devices, industrial control, testing and instrumentation, high-end video/audio/entertainment and computers. The Company has manufacturing operations located in the Americas, Europe and Asia.

     The condensed consolidated financial statements included herein have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all normal and recurring adjustments which in the opinion of management are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and notes included elsewhere in this prospectus.

NOTE 2 -- EARNINGS PER SHARE

     Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding stock options to purchase common stock. Incremental shares of 925 and 1,048 for the three months ended March 31, 2000 and 1999, respectively, were used in the calculation of diluted earnings per share. Options to purchase 593 shares of common stock for the three-month period ended March 31, 2000 were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock. The effect of the if-converted method for the 6% Convertible Subordinated Notes (the Notes) is antidilutive and 1,995 of potential common shares have not been considered in computing diluted earnings per share for the three-month period ended March 31, 2000.

NOTE 3 -- BORROWING FACILITIES

     In order to finance the acquisition of AVEX Electronics, Inc. and Kilbride Holdings, B.V. (AVEX), the Company obtained $100 million through borrowings under a five-year term loan (the Term Loan) through a syndicate of commercial banks. Principal on the Term Loan is payable in quarterly installments in annual amounts of $16 million in 2000, $18 million in 2001, $20 million in 2002, $22 million in 2003 and $21 million in 2004. The Term Loan bears interest, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 2.50% or its prime rate plus 0.00% to 1.00%, based upon the Company's debt ratio as specified in the agreement and interest is payable quarterly. As of March 31, 2000, the Company had $93 million outstanding under the Term Loan, bearing interest at rates ranging from 8.6875% to 9.13%. As of March 31, 1999, the Company had $40 million outstanding under a previous Term Loan obtained in connection with the acquisition of Lockheed Commercial Electronics Company. In June 1999, the Company repaid all amounts outstanding under the previous Term Loan with the proceeds from a public offering of the Company's common stock.

     In connection with the financing of the acquisition of AVEX, the Company prepaid an 8.02% Senior Note due 2006. As of March 31, 1999, the Company had $30 million outstanding under the Senior Note.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The Company has a $125 million revolving line of credit facility (the Revolving Credit Facility) with a commercial bank. The Company is entitled to borrow under the Revolving Credit Facility up to the lesser of $125 million or the sum of 75% of its eligible accounts receivable, 45% of its eligible inventories and 50% of its eligible fixed assets. Interest on the Revolving Credit Facility is payable quarterly, at the Company's option, at either the bank's Eurodollar rate plus 1.25% to 2.50% or its prime rate plus 0.00% to 1.00%, based upon the Company's debt ratio as specified in the agreement. A commitment fee of 0.375% to 0.500% per annum on the unused portion of the Revolving Credit Facility is payable quarterly in arrears. The Revolving Credit Facility matures on September 30, 2004. As of March 31, 2000, the Company had $95.1 million outstanding under the Revolving Credit Facility, bearing interest at rates ranging from 8.625% to 10%, $5.2 million outstanding letters of credit and $24.7 million was available for future borrowings.

     The Term Loan and the Revolving Credit Facility (collectively the Facility) is secured by the Company's domestic inventory and accounts receivable, 100% of the stock of the Company's domestic subsidiaries, and 65% of the voting capital stock of each direct foreign subsidiary and substantially all of the other tangible and intangible assets of the Company and its domestic subsidiaries. The Facility contains customary financial covenants and restricts the ability of the Company to incur additional debt, pay dividends, sell assets, and to merge or consolidate with other persons, without the consent of the bank.

     In August 1999, the Company issued $80.2 million principal amount of 6% Convertible Subordinated Notes due August 15, 2006 (the Notes). The indenture relating to the Notes contains affirmative and negative covenants including covenants restricting the Company's ability to merge or engage in certain other extraordinary corporate transactions unless certain conditions are satisfied. Upon the occurrence of a change of control of the Company (as defined in the indenture relating to the Notes), each holder of Notes will have the right to require the Company to repurchase all or part of the Holder's notes at 100% of the face amount thereof, plus accrued and unpaid interest. The Notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of the Company's common stock at an initial conversion price of $40.20 per share, subject to adjustment in certain events. The Notes are convertible into a total of 1,995 shares of the Company's common stock. Interest is payable February 15 and August 15 each year.

NOTE 4 -- INVENTORIES

     Inventory costs are summarized as follows:

                                                     MARCH 31,     DECEMBER 31,
                                                        2000           1999
                                                     ----------    -------------
            Raw materials........................     $211,347       $191,952
            Work in process......................       58,396         42,603
            Obsolescence reserve.................      (20,023)       (20,001)
                                                      --------       --------
                                                      $249,720       $214,554
                                                      ========       ========

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5  -- INCOME TAXES

     Income tax expense consists of the following:

                                         THREE MONTHS ENDED
                                              MARCH 31,
                                         -------------------
                                          2000         1999
                                         ------       ------
Federal -- Current...................    $  278       $2,305
Foreign -- Current...................       554          105
State -- Current.....................       108          427
Deferred.............................        93           47
                                         ------       ------
          Total......................    $1,033       $2,884
                                         ======       ======

     Income tax expense differs from the amount computed by applying the U.S. federal statutory income tax rate to pretax income due to the impact of nondeductible amortization of goodwill, foreign income taxes, state income taxes, net of federal benefit and the benefit from the use of a foreign sales corporation.

     The Company considers earnings from its foreign subsidiaries to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been made for these earnings. Upon distribution of foreign subsidiary earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to adjustment for foreign tax credits).

     In addition, for a period of up to ten years the Company will be subject to taxes in Ireland at rates substantially less than the statutory tax rates for that jurisdiction. As a result of these reduced rates, income tax expense for the quarter ended March 31, 2000 is approximately $82 (approximately $.01 per share diluted) lower than the amount computed by applying the statutory tax rates.

NOTE 6 -- RECENTLY ENACTED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that companies recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company expects to adopt SFAS No. 133 on January 1, 2001, but has not determined the impact on its financial position, results of operations or liquidity.

NOTE 7 -- RECENT ACQUISITIONS

     On August 24, 1999, the Company completed the acquisition of all of the outstanding capital stock of AVEX from J.M. Huber Corporation (the Seller). AVEX has manufacturing plants or design centers in the United States in Huntsville, Alabama and Pulaski, Tennessee, and elsewhere in Campinas, Brazil, Csongrad, Hungary, Guadalajara, Mexico, Cork, Ireland, Singapore, East Kilbride, Scotland, and Katrineholm, Sweden. In consideration of the capital stock of AVEX, the Company paid $265.3 million in cash at closing, subject to certain adjustments, including a working capital adjustment, and issued one million shares of the Company's common stock to the Seller. In addition, the Company paid $5.2 million in acquisition costs. In order to finance the AVEX acquisition, the Company (i) obtained a term loan from a syndicate of commercial banks in the amount of $100 million, (ii) obtained a new revolving credit facility permitting draws of up to $125 million, subject to a borrowing base calculation, and borrowed $46 million under such facility and (iii) issued $80.2 million

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

in Notes. In connection with the AVEX acquisition, the Company borrowed $30 million under the new revolving credit facility to refinance existing debt pursuant to the Company's prior Senior Note (see Note 3). The AVEX acquisition was accounted for using the purchase method of accounting. The acquisition resulted in goodwill of approximately $131.1 million that is being amortized on a straight-line basis over 15 years.

     Pursuant to the terms of the purchase agreement in connection with the acquisition of AVEX on August 24, 1999, the Company was required to agree upon a working capital adjustment with the Seller by November 22, 1999. The Company was unable to reach an agreement with the Seller prior to the November 22, 1999 deadline and entered into several agreements extending this deadline. The parties hired an independent accounting firm to serve as arbitrator to resolve the dispute and to calculate the final closing working capital adjustment. On May 22, 2000 the arbitrator released its findings and held that the working capital adjustment was $2.0 million greater than the current liability recorded by the Company at March 31, 2000 as an estimate of the working capital adjustment. The Company will record the $2.0 million increase in goodwill in the quarter ending June 30, 2000.

     On March 1, 1999, the Company acquired certain equipment and inventories from Stratus Computer Ireland (Stratus), a wholly-owned subsidiary of Ascend Communications, Inc. (Ascend) for approximately $42.3 million in cash as adjusted. The acquisition price was allocated $6.1 million to equipment and other assets, and $36.2 million to inventories. Stratus provided systems integration services for large and sophisticated fault-tolerant mainframe computers. In connection with the transaction, the Company entered into a three-year supply agreement to provide these system integration services to Ascend and Stratus Holdings Limited and the Company hired approximately 260 employees.

NOTE 8 -- BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

     The Company has 14 manufacturing facilities in the Americas, Europe and Asia to serve its customers. The Company is operated and managed geographically. The Company's management evaluates performance and allocates the Company's resources on a geographic basis. Intersegment sales, primarily constituting sales from the Americas to Europe, are generally recorded at prices that approximate arm's length transactions. Operating segments' measure of profitability is based on income from operations prior to goodwill amortization. Certain corporate expenses, including items such as insurance and software licensing costs, are allocated to these operating segments and are included for performance evaluation. Amortization expense associated with capitalized software costs is allocated to these operating segments, but the related assets are not allocated. The accounting policies for the reportable operating segments are the same as for the Company taken as a whole.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     Information about operating segments for the three months ended March 31, 2000 and 1999 was as follows:

                                            THREE MONTHS ENDED
                                                MARCH 31,
                                         ------------------------
                                           2000          1999
                                         --------    ------------
Net sales:
     Americas........................    $316,822      $132,822
     Europe..........................      77,185        17,120
     Asia............................       9,042             _
     Elimination of intersegment
       sales.........................     (53,894)       (3,396)
                                         --------      --------
                                         $349,155      $146,546
                                         ========      ========
Depreciation and amortization:
     Americas........................    $  7,068      $  3,573
     Europe..........................       2,397           335
     Asia............................         175             _
     Corporate -- goodwill...........       3,220           910
                                         --------      --------
                                         $ 12,860      $  4,818
                                         ========      ========
Income from operations:
     Americas........................    $  7,043      $  9,323
     Europe..........................       4,069         1,049
     Asia............................       1,143             _
     Corporate and intersegment
       eliminations..................      (4,510)       (1,542)
                                         --------      --------
                                         $  7,745      $  8,830
                                         ========      ========

                                         MARCH 31,    DECEMBER 31,
                                           2000           1999
                                         ---------    ------------
Total assets:
     Americas........................    $646,741       $424,521
     Europe..........................     126,305        128,814
     Asia............................      15,907         12,808
     Corporate.......................      22,879        194,694
                                         --------       --------
                                         $811,832       $760,837
                                         ========       ========

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following enterprise-wide information is provided in accordance with SFAS No. 131. Geographic net sales information reflects the destination of the product shipped. Long-lived assets information is based on the physical location of the asset.

                                            THREE MONTHS ENDED
                                                MARCH 31,
                                         ------------------------
                                           2000          1999
                                         --------    ------------
Net sales derived from:
     Printed circuit boards..........    $322,393      $129,426
     Systems integration and box
      build..........................      26,762        17,120
                                         --------      --------
                                         $349,155      $146,546
                                         ========      ========
Geographic net sales:
     United States...................    $218,274      $119,319
     Europe..........................      76,381        27,045
     Asia and other..................      54,500           182
                                         --------      --------
                                         $349,155      $146,546
                                         ========      ========

                                         MARCH 31,       DECEMBER 31,
                                           2000              1999
                                         ---------       ------------
Long-lived assets:
     United States...................    $ 96,777          $ 99,221
     Europe..........................      21,972            24,538
     Asia and other..................      26,721            21,874
                                         --------          --------
                                         $145,470          $145,633
                                         ========          ========

NOTE 9  -- COMPREHENSIVE INCOME

     Comprehensive income, which includes net income and the change in the cumulative translation adjustment, for the three months ended March 31, 2000, was $1.8 million. For the 1999 period, comprehensive income and net income was the same.

NOTE 10  -- SUBSEQUENT EVENT

     Since quarter end, Benchmark has entered into a letter of intent to sell the assets of its Sweden operation. This transaction is subject to approval of the board of directors, execution of a definitive agreement and other customary conditions.

NOTE 11  -- CONTINGENCIES

     On October 18, 1999, the Company announced that its third quarter earnings announcement would be delayed and subsequently, on October 22, the Company announced its earning for the third quarter were below the level of the same periods during 1998 and were below expectations. Several class action lawsuits were filed in federal district court in Houston, Texas against the Company and two of its officers and directors alleging violations of the federal securities laws. The lawsuit seeks to recover unspecified damages. The Company denies the allegations in the lawsuits, however, and further denies that such allegations provide a basis for recovery of damages as the Company believes that it has made all required disclosures on a timely basis. Management intends to vigorously defend against these actions. At the present time, the Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

                  BENCHMARK ELECTRONICS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     Benchmark filed suit against Seller in the United States District Court for the Southern District of Texas for breach of contract, fraud and negligent misrepresentation on December 14, 1999 and is seeking an unspecified amount of damages in connection with the Amended and Restated Stock Purchase Agreement dated August 12, 1999 between the parties whereby Benchmark acquired all of the stock of AVEX from Seller. On January 5, 2000, Seller filed suit in the United States District Court for the Southern District of New York alleging that Benchmark failed to comply with certain obligations under the contract requiring Benchmark to register shares of its common stock issued to Seller as partial consideration for the acquisition. Seller's suit has been consolidated with Benchmark's suit in the United States District Court for the Southern District of Texas. Management intends to vigorously pursue its claims against Seller and defend against Seller's allegations. At the present time, the Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

     Subsequent to March 31, 2000, the Company, along with numerous other companies, was named as a defendant in a lawsuit brought by the Lemelson Medical, Education & Research Foundation (the Foundation). The lawsuit, which has not been formally served on the Company, alleges that the Company has infringed certain of the Foundation's patents relating to machine vision and bar code technology utilized in machines the Company has purchased. The Company has been in contact with representatives of the Foundation, and is currently investigating the nature of the Foundation's claims, the Company's potential defenses and any indemnity or similar rights the Company may have against manufacturers of the machines or other third parties. The Company's investigation of these matters is not complete. If the Foundation's complaint is served on the Company, the Company intends to vigorously defend against such claim and pursue all rights it has against third parties. At the present time, the Company is unable to reasonably estimate the possible loss, if any, associated with these matters.

     The Company is also involved in various other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be incurred by Benchmark Electronics, Inc. (the "Company") in connection with the issuance and distribution of the common stock being registered. All amounts except the registration fee are estimated.


Registration Fee.....................    $ 28,621
Legal Fees and Expenses..............      50,000
Accounting Fees......................      75,000
Printing Fees........................      60,000
NASD Fees and Expenses...............      12,000
Miscellaneous........................      24,379
                                         --------
          Total                          $250,000
                                         ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     TEXAS BUSINESS CORPORATION ACT

     Article 2.02-1.B of the Texas Business Corporation Act, as amended (the 'TBCA"), grants to a corporation the power to indemnify a person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director of the corporation against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses actually incurred in connection therewith, only if it is determined that the person (1) conducted himself in good faith; (2) reasonably believed that (a) in the case of conduct in his official capacity as a director of the corporation, his conduct was in the corporation's best interests, and (b) in all other cases, his conduct was at least not opposed to the corporation's best interests; and
(3) in the case of any criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful. Article 2.02-1.C limits the allowable indemnification by providing that, except to the extent permitted by Article 2.02-1.E, a director may not be indemnified in respect of a proceeding in which the person was found liable (1) on the basis that he improperly received a personal benefit, whether or not the benefit resulted from an action taken in his official capacity, or (2) to the corporation. Article 2.02-1.E provides that if a director is found liable to the corporation or is found liable on the basis that he received a personal benefit, the permissible indemnification (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and (2) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. Finally, Article 2.02-1.H provides that a corporation shall indemnify a director against reasonable expenses incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director if he has been wholly successful, on the merits or otherwise, in defense of the proceeding.

     With respect to the officers of a corporation, Article 2.02-1.0 of the TBCA provides that a corporation may indemnify and advance expenses to an officer of the corporation to the same extent that it may indemnify and advance expenses to directors under Article 2.02-1. Further, Article 2.02-1.0 provides that an officer of a corporation shall be indemnified as, and to the same extent, provided by Article 2.02-1.H for a director.

     AMENDED AND RESTATED BYLAWS

     The Amended and Restated Bylaws of the Company make mandatory the indemnification of and advancement of expenses to its directors who become involved in indemnifiable legal proceedings, subject to their compliance with certain requirements imposed by Texas law.

     INDEMNITY AGREEMENTS

     The Company has entered into Indemnity Agreements with its directors and officers pursuant to which the Company generally is obligated to indemnify its directors and officers to the full extent permitted by Texas law.

     UNDERWRITING AGREEMENT

     The Underwriting Agreement, under certain circumstances, will provide for indemnification for the underwriters of the directors, officers, and controlling persons of the Company.

     The Company has purchased liability insurance policies covering the directors and officers of the Company to provide protection where the Company cannot legally indemnify a director or officer and where a claim arises under the Employee Retirement Income Security Act of 1974 against a director or an officer based on an alleged breach of fiduciary duty or other wrongful act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  EXHIBITS


        EXHIBIT
         NUMBER                  DESCRIPTION OF EXHIBIT
        -------                  ----------------------
           1(5)        -- Form of Underwriting Agreement.
           4.1(1)      -- Restated Articles of Incorporation of
                          the Company.
           4.2(2)      -- Amended and Restated Bylaws of the
                          Company.
           4.3(3)      -- Amendment to Amended and Restated
                          Articles of Incorporation of the
                          Company adopted by the shareholders
                          of the Company on May 20, 1997.
           4.4(4)      -- Statement of Resolution Establishing
                          Series A Cumulative Junior
                          Participating Preferred Stock of
                          Benchmark Electronics, Inc.
           5(5)        -- Opinion of Bracewell & Patterson,
                          L.L.P. as to the legality of the
                          common stock being offered.
          23.1(5)      -- Consent of Bracewell & Patterson,
                          L.L.P. (included in its opinion filed
                          as Exhibit 5 thereto).
          23.2(6)      -- Consent of KPMG LLP.
          24(5)        -- Powers of Attorney.

------------

(1) Incorporated herein by reference to Exhibit 3.1 to Benchmark Electronics, Inc.'s Registration Statement on Form S-1 (Registration No. 33-46316).

(2) Incorporated herein by reference to Exhibit 3.2 of Benchmark Electronics, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001_10560).

(3) Incorporated herein by reference to Exhibit 3.3 of Benchmark Electronics, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001_10560).

(4) Incorporated by reference to Exhibit B of the Rights Agreement dated December 11, 1998 between the Company and Harris Trust Savings Bank (now The Bank of New York), as Rights Agent, included as Exhibit 1 to Benchmark Electronics, Inc.'s Form 8A12B filed December 11, 1998.

(5) Previously filed.

(6) Filed herewith.

     (b)  FINANCIAL STATEMENT SCHEDULES

     No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulation of the Commission are not required under the related instructions, are inapplicable, or the information is included in the consolidated financial statements and have therefore been omitted.

     (c)  REPORTS, OPINIONS AND APPRAISALS

          The following reports, opinions and appraisals are included herein:

          None.

ITEM 17.  UNDERTAKINGS.

     (a)  The undersigned registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Angleton, State of Texas, on July 28, 2000.

                                          BENCHMARK ELECTRONICS, INC.

                                          By /s/ DONALD E. NIGBOR
                                                 DONALD E. NIGBOR
                                                    PRESIDENT

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement or amendment has been signed by the following persons in the capacities and on the dates indicated.

                      NAME                                       POSITION                      DATE
                      ----                                       --------                      ----
                       *                            Chairman of the Board of Directors     July 28, 2000
                 JOHN C. CUSTER

                       *                            Director and President (principal      July 28, 2000
                DONALD E. NIGBOR                    executive officer)

                       *                            Director and Executive Vice            July 28, 2000
                STEVEN A. BARTON                    President

                 /s/CARY T. FU                      Director and Executive Vice            July 28, 2000
                   CARY T. FU                       President (principal financial and
                                                    accounting officer)

                       *                            Director                               July 28, 2000
              PETER G. DORFLINGER

                       *                            Director                               July 28, 2000
                GERALD W. BODZY

                       *                            Director                               July 28, 2000
                DAVID H. ARNOLD

               *By  /s/CARY T. FU
                   CARY T. FU
                ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                  DESCRIPTION OF EXHIBIT
        -------                  ----------------------
           1(5)        -- Form of Underwriting Agreement.
           4.1(1)      -- Restated Articles of Incorporation of
                          the Company.
           4.2(2)      -- Amended and Restated Bylaws of the
                          Company.
           4.3(3)      -- Amendment to Amended and Restated
                          Articles of Incorporation of the
                          Company adopted by the shareholders
                          of the Company on May 20, 1997.
           4.4(4)      -- Statement of Resolution Establishing
                          Series A Cumulative Junior
                          Participating Preferred Stock of
                          Benchmark Electronics, Inc.
           5(5)        -- Opinion of Bracewell & Patterson,
                          L.L.P. as to the legality of the
                          common stock being offered.
          23.1(5)      -- Consent of Bracewell & Patterson,
                          L.L.P. (included in its opinion filed
                          as Exhibit 5 thereto).
          23.2(6)      -- Consent of KPMG LLP.
          24(5)        -- Powers of Attorney.

------------

(1) Incorporated herein by reference to Exhibit 3.1 to Benchmark Electronics, Inc.'s Registration Statement on Form S-1 (Registration No. 33-46316).

(2) Incorporated herein by reference to Exhibit 3.2 of Benchmark Electronics, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001-10560).

(3) Incorporated herein by reference to Exhibit 3.3 of Benchmark Electronics, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 001-10560).

(4) Incorporated by reference to Exhibit B of the Rights Agreement dated December 11, 1998 between the Company and Harris Trust Savings Bank (now The Bank of New York), as Rights Agent, included as Exhibit 1 to Benchmark Electronics, Inc.'s Form 8A12B filed December 11, 1998.

(5) Previously filed.

(6) Filed herewith.